EXHIBIT 1
                                                                       ---------



                              PETROKAZAKHSTAN INC.


                             ANNUAL INFORMATION FORM



                      FOR THE YEAR ENDED DECEMBER 31, 2003




                               DATED MAY 19, 2004

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

ABBREVIATIONS AND DEFINITIONS..................................................1

OIL AND GAS RESERVES DISCLOSURE................................................3

CURRENCY.......................................................................4

    CANADIAN DOLLARS...........................................................4
    KAZAKHSTANI TENGE..........................................................4

SPECIAL NOTE REGARDING FORWARD-LOOKING FINANCIAL INFORMATION...................5

THE CORPORATION................................................................6

    NAME CHANGE................................................................7
    CORPORATE HISTORY..........................................................7
    PRINCIPAL SUBSIDIARIES.....................................................7

GENERAL DEVELOPMENT OF THE BUSINESS............................................9

    FORMATIVE TRANSACTIONS.....................................................9
    THREE YEAR HISTORY........................................................12
    RECENT DEVELOPMENTS.......................................................16
    BUSINESS TRENDS...........................................................16

BUSINESS OF THE CORPORATION...................................................18

    OIL AND GAS EXPLORATION AND DEVELOPMENT OPERATIONS........................18
    PROVED UNDEVELOPED RESERVES...............................................31
    PROBABLE UNDEVELOPED RESERVES.............................................31
    DOWNSTREAM OPERATIONS: REFINING, MARKETING AND TRANSPORTATION.............40
    NON-CORE OPERATIONS IN KAZAKHSTAN.........................................48

MANAGEMENT OF PETROKAZAKHSTAN.................................................48

PERSONNEL.....................................................................50

DESCRIPTION OF SHARE CAPITAL..................................................50

    COMMON SHARES.............................................................51
    PREFERRED SHARES..........................................................51
    SHAREHOLDERS' AGREEMENT...................................................51
    DIVIDEND POLICY AND RESTRICTIONS..........................................51

INFORMATION INCORPORATED BY REFERENCE.........................................52

SELECTED FINANCIAL INFORMATION................................................52

    SUMMARY OF OPERATING RESULTS..............................................52
    QUARTERLY INFORMATION.....................................................52

LEGAL PROCEEDINGS.............................................................53

    CCAA PROCEEDINGS..........................................................53
    ANTIMONOPOLY CLAIMS.......................................................55
    OTHER LEGAL PROCEEDINGS...................................................56
    GENERAL...................................................................56

ENVIRONMENTAL REGULATION AND MATTERS..........................................57

    OIL AND GAS OPERATIONS....................................................57
    DOWNSTREAM OPERATIONS.....................................................59

RISK FACTORS..................................................................60

    COMMODITY PRICES..........................................................60
    FCA DIFFERENTIAL / TRANSPORTATION.........................................60
    GOVERNMENT TAXES..........................................................60
    ASSESSMENTS FOR 1998 AND 1999.............................................61
    ASSESSMENTS FOR 2000 AND 2001.............................................61
    RECENT PKKR ASSESSMENTS...................................................62
    KAZGERMUNAI ASSESSMENTS...................................................62
    CAPITAL EXPENDITURES COMMITMENT...........................................62
    LEGAL PROCEEDINGS.........................................................63
    EXCESS PROFIT TAX.........................................................63
    ENVIRONMENTAL MATTERS.....................................................63
    FOREIGN EXCHANGE RISKS....................................................63
    CREDIT RISK...............................................................64

EXTERNAL AUDITOR SERVICE FEES.................................................64

    AUDIT FEES................................................................64
    TAX FEES..................................................................64
    ALL OTHER FEES............................................................64

ADDITIONAL INFORMATION........................................................64

                          ABBREVIATIONS AND DEFINITIONS

         In this Annual Information Form, the abbreviations set forth below have the following meanings:

"BBLS"           barrels                                    "MBBLS"         thousands of barrels

"BCF"            billions of cubic feet                     "MBOE"          thousands of barrels of oil
                                                                            equivalent

"BOE"            barrels of oil equivalent                  "MCF"           thousands of cubic feet

"BOED"           barrel of oil equivalent per day           "MCFD"          thousands of standard cubic
                                                                            feet per day

"BOPD"           barrels of oil per day                     "MMBBLS"        millions of barrels

"$M"             thousands of dollars                       "MMBTU"         millions of British Thermal
                                                                            Units

"$MM"            millions of dollars                        "MMCF"          millions of cubic feet

"(EURO)"         European Single Currency                   "MMCFD"         one million standard cubic feet
                                                                            per day

"M(3)"           cubic metre                                "MMCFE"         millions of cubic feet
                                                                            equivalent


Note: For the purposes of this document, 6 mcf of natural gas and 1 bbl of NGL each equal 1 bbl of oil, such conversion not being based on either price or energy content. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

         In this Annual Information Form, the capitalized terms set forth below have the following meanings:

         "ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), S.A. 1981, c. B-15, as amended from time to time, and all regulations promulgated thereunder;

         "ARNM" means The Agency of the Republic of Kazakhstan for the Regulation of Natural Monopolies and Protection of Competition;

         "BOARD" means the board of directors of PetroKazakhstan;

         "BRENT" means Brent Oil Reference Price;

         "CAIH" means Central Asian Industrial Holdings N.V., formerly Central Asian Industrial Investments N.V.;

         "CAIH SHAREHOLDERS' AGREEMENT" means the shareholders' agreement entered into between CAIH and PetroKazakhstan at the time of the closing of the PKOP Acquisition;

         "CCAA" means the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada), R.S.C. 1985, c. C-36, as amended from time to time;

         "CCAA PLAN" means the Fourth Amended and Restated Plan of Compromise and Arrangement dated February 15, 2000 of PetroKazakhstan and PKOSI under the CCAA, as supplemented or amended from time to time;

         "CCAA PROCEEDINGS" means the proceedings of PetroKazakhstan and PKOSI under the CCAA in connection with the CCAA Plan, being the Court of Queen's Bench of Alberta, Judicial District of Calgary, Action Number 9901-08144;

         "C$" means Canadian dollars;

         "CENTRAL PIPELINE" means the West Siberia-Central Asia Pipeline;

         "COMMON SHARES" means the Class A Common Shares in the share capital of the Corporation;

         "COMPANY" or "CORPORATION" means PetroKazakhstan Inc. and its consolidated subsidiaries, taken as a whole;

         "COURT" means the Court of Queen's Bench of Alberta;

         "CPC" means Caspian Pipeline Consortium;

         "FCA" means Free Carrier;

         "FSU" means the Former Soviet Union;

         "KAM FIELDS" means the Kyzylkiya, Aryskum and Maibulak fields;

         "KKB" means OJSC Kazkommertsbank;

         "KAZAKHSTAN" means the Republic of Kazakhstan;

         "KAZGERMUNAI" means Kazgermunai LLP;

         " LPG" means Liquefied Petroleum Gas;

         "LUKOIL" means LUKoil Overseas B.V., a Netherlands company, a joint venture between PetroKazakhstan and Turgai Petroleum;

         "MCDANIEL" means McDaniel & Associates Consultants Ltd., independent petroleum engineers and consultants;

         "MCDANIEL REPORTS" means the reports of McDaniel, effective January 1, 2004, on certain of the interests of the Corporation in certain fields in Kazakhstan on both (a) a constant price basis, and (b) an escalating price basis;

         "NICO" means the Naftitran Intertrade Company Limited;

         "NON-FCA" means Non-Free Carrier;

         "PETROKAZAKHSTAN" means PetroKazakhstan Inc. (formerly Hurricane Hydrocarbons Ltd.);

         "PKKR" means OJSC PetroKazakhstan Kumkol Resources;

         "PKKR ACQUISITION" means the purchase by PetroKazakhstan through a wholly owned subsidiary, PetroKazakhstan Kumkol Limited, of all the common stock of PKKR for a purchase price of $120.0 million pursuant to the PKKR Share Sale-Purchase Agreement;

         "PKKR SHARE SALE-PURCHASE AGREEMENT" means the agreement dated August 26, 1996 between PetroKazakhstan Kumkol Limited and the government of Kazakhstan, pursuant to which PetroKazakhstan Kumkol Limited, a wholly-owned subsidiary of PetroKazakhstan, agreed to purchase all the common stock of PKKR;

         "PKOP" means OJSC PetroKazakhstan Oil Products;

         "PKOP ACQUISITION" means the acquisition on March 31, 2000 by PetroKazakhstan of CAIH's common shares of PKOP, pursuant to the terms of the PKOP Transaction Agreement;

         "PKOP TRANSACTION AGREEMENT" means the agreement dated October 9, 1999 among CAIH, PKOP, KKB, PetroKazakhstan and PKKR, as amended;

         "PKOSI" means PetroKazakhstan Overseas Services Inc.;

         "$" means United States dollars;

         "SPECIAL DIVIDEND" means the special dividend of the U.S. dollar equivalent of C$4.00 per Common Share, declared on August 2, 2001 by the Board and payable to PetroKazakhstan's shareholders by the issuance of approximately $208,610,000 of senior unsecured notes and /or cash;

         "TSX" means The Toronto Stock Exchange;

         "TURGAI PETROLEUM" means the joint venture, CJSC Turgai Petroleum, the operator of Kumkol North;

         "U.S." or "UNITED STATES" means United States of America including the states thereof, the District of Columbia, its territories and possessions;

         "VDU" means the Vacuum Distillation Unit at the Shymkent refinery; and

         "VGO" means Vacuum Gasoil, a high value product sought after by refineries with catalytic cracking facilities for further conversion to gasoline and diesel.

         IN THIS ANNUAL INFORMATION FORM, FINANCIAL INFORMATION IS EXPRESSED IN U.S. DOLLARS, UNLESS OTHERWISE STATED.


                         OIL AND GAS RESERVES DISCLOSURE

         Unless otherwise specifically provided for herein, the disclosure in this Annual Information Form with respect to (a) the amount of oil and gas reserves of the Corporation were derived from the McDaniel Reports on a constant price basis, and (b) the discounted present worth values of future net pre-tax cash flow of the Corporation's reserves were derived from the McDaniel Reports prepared on a constant price basis and were calculated using a 10.0% discount factor. IT SHOULD BE NOTED, HOWEVER, THAT THE 10.0% DISCOUNT FACTOR MAY NOT NECESSARILY BE THE MOST APPROPRIATE DISCOUNT FACTOR. DISCOUNTED PRESENT VALUE, NO MATTER WHAT DISCOUNT RATE IS USED, IS MATERIALLY AFFECTED BY ASSUMPTIONS AS TO THE AMOUNT AND TIMING OF FUTURE PRODUCTION, WHICH MAY AND OFTEN DO PROVE TO BE INACCURATE.


                                    CURRENCY

         Unless otherwise indicated, all references to "$", "US$" or dollars in this Annual Information Form refer to U.S. dollars, "C$" refers to Canadian dollars and "Tenge" refers to Kazakhstani Tenge.

CANADIAN DOLLARS

         The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified by the Federal Reserve Bank of New York (the "NOON BUYING RATE"). Such rates are presented as United States dollars per C$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00. On April 30, 2004, the inverse Noon Buying Rate was C$1.00 equalled U.S.$1.3722, and the Noon Buying Rate was U.S.$1.00 equalled C$0.728757.

                                                                                  PERIOD FROM JANUARY 1, 2004 TO
                                                YEAR ENDED DECEMBER 31                    APRIL 30, 2004
                                     ---------------------------------------    --------------------------------
                                         2001          2002          2003
                                     -----------   -----------    ----------    --------------------------------
Low................................     0.6227       0.661813      0.773335                  0.786411
High...............................     0.6714       0.619886      0.638162                  0.727008
Average(1).........................     0.6457       0.636780      0.714643                  0.755515
End of Period......................     0.6287       0.633072      0.771010                  0.728757

Note:

         (1) The average of the Noon Buying Rate on the last business day of each month in the period indicated.


KAZAKHSTANI TENGE

         The following table sets forth, for the periods indicated, certain exchange rates quoted by Dow Jones and Company, Inc. (the "TENGE RATE"). Such rates are presented as United States dollars per one (1) Kazakhstani Tenge and are the inverse of the rates quoted by Dow Jones and Company, Inc. for Kazakhstani Tenge per U.S.$1.00. The Federal Reserve Bank of New York does not provide certified Noon Buying Rates for cable transfers in Kazakhstani Tenge.

                                                                                      Period from January 1, 2004 to
                                                YEAR ENDED DECEMBER 31                        April 30, 2004
                                     ---------------------------------------------    --------------------------------
                                         2001            2002            2003
                                     -------------   -------------    ------------    --------------------------------
Low................................     139.88          150.60          143.66                    137.62
High...............................     157.52          155.60          155.75                    143.33
Average(1).........................     147.55          153.28          149.57                    139.50
End of Period......................     147.29          155.60          144.22                    138.50

Note:

         (1) The average of the Tenge Rate on the last business day of each month in the period indicated.


CURRENCY CONTROLS IN KAZAKHSTAN

         Kazakhstan does not have currency controls, which affects the movement of funds. However, it is a requirement for all export proceeds to be received into a Kazakhstan bank account within 180 days from the date of export. Longer periods may be allowed by the National Bank of Kazakhstan. Similarly, National Bank approval is required for a resident to hold foreign bank accounts.


TAX WITHHELD AT THE SOURCE OF PAYMENT IN KAZAKHSTAN

         Payment of interest, fees (for services) and dividends are subject to withholding taxes when paid from Kazakhstan. The exact level of withholding tax varies depending on the existence of a tax treaty between Kazakhstan and the applicable nation or entity. The range of withholding tax is from 5.0% to 20.0%.


          SPECIAL NOTE REGARDING FORWARD-LOOKING FINANCIAL INFORMATION

         The Annual Information Form contains "forward-looking statements" about our expectations, beliefs, plans, objectives, assumptions or future events or performance. These statements include, among others, statements regarding our future financial position, strategy, reserves, projected levels of capacity and production, projected costs and estimated expenditures. These statements are often, but not always, made through the use of words or phrases such as "will likely result", "are expected to", "will continue", "anticipate", "believe", "estimate", "intend", "plan", "project", "would" and "outlook". These forward-looking statements are not historical facts, and are subject to a number of risks and uncertainties. Certain of these risks and uncertainties are beyond the Corporation's control. Accordingly, the Corporation's actual results could differ materially from those suggested by these forward-looking statements for various reasons discussed throughout this Annual Information Form, and particularly in the section entitled "Risk Factors". Some of the key factors that have a direct bearing on the Corporation's results of operations are:

         (a) the concentration of our operations, assets and revenue in Kazakhstan;

         (b) the business of exploration, development, production and refining of oil and natural gas reserves, the levels of those reserves and the marketing of crude oil and refined products and the ability to increase the quality of refined products;

         (c) our ability to transport our crude oil and refined products to export markets;

         (d)      fluctuations in oil and gas and refined product prices;

         (e) changes in general political, social, economic and business conditions in Kazakhstan and the region;

         (f)      our ability to manage our growth;

         (g)      changes in business strategy or development plans;

         (h)      our future capital needs;

         (i) business abilities and judgment of the Corporation's personnel;

         (j) changes in, or failure to comply with, government regulations or changes in interpretation, application or enforcement of government regulations;

         (k)      costs arising from environmental liability;

         (l) costs and other effects of legal and administrative proceedings;

         (m)      our ability to manage currency fluctuations; and

         (n)      general economic and business conditions.

         The factors described above and the risk factors referred to in "Risk Factors" could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. Therefore, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the forward-looking statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Corporation to predict all of such factors. Further, we cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

         For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results suggested in the forward-looking statements, you should carefully consider the information set forth under the caption "Risk Factors". In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Information Form might not occur.


                                 THE CORPORATION

         The Corporation is a vertically integrated, international energy company engaged in the acquisition, exploration, development and production of oil and gas and the refining and sale of oil and refined products in the Republic of Kazakhstan ("KAZAKHSTAN"). As of January 1, 2004, the Corporation had estimated total proved reserves of 348.5 mmbbls of oil and estimated total proved and risked probable reserves of 490.0 mmbbls of oil and 32.6 bcf of gas. Present worth value for future cash flows at a 10.0% discount rate for different tax and price assumptions are as follows:

         CASE                  OIL RESERVES         PRICE ASSUMPTION             NET PRESENT VALUE AT 10%(1)
------------------------     ------------------    -------------------    ------------------------------------------
                                                                               PRE-TAX                POST-TAX
------------------------     ------------------    -------------------    -------------------    -------------------
                                 (mmbbls)                                      ($MM)                   ($MM)
        Proved                     348.5               Escalating              2,270.8                1,386.3
        Proved                     348.5                Constant               3,196.3                1,884.7
   Proved & Probable               490.0               Escalating              3,064.8                1,836.6
   Proved & Probable               490.0                Constant               4,276.9                2,491.6

Note:

         (1)  The estimated values disclosed do not represent fair market value.

         The Corporation operates seven fields which account for approximately 49.8% of its proved reserves of oil as of January 1, 2004, and approximately 69.4% of production for 2003. Average daily production of oil for the Corporation was 151,349 bopd in 2003 and 142,919 bopd in the three months ended March 31, 2004.


NAME CHANGE

         Effective June 2, 2003, PetroKazakhstan amended its articles of incorporation to change its name to PetroKazakhstan Inc. from Hurricane Hydrocarbons Ltd. The name change was intended to explicitly describe and advertise, both in Kazakhstan and in the international investment community, the activities of the Corporation. The new name is also intended to emphasize the Corporation's focus and continued commitment to be a major participant in the growth of the petroleum industry in Kazakhstan. PetroKazakhstan's principal subsidiaries that had previous names beginning with Hurricane have also been renamed to reflect the new name of PetroKazakhstan.


CORPORATE HISTORY

         PetroKazakhstan was incorporated in 1986 under the BUSINESS CORPORATIONS ACT (Alberta) (the "ABCA") as a subsidiary of Brana Oil & Gas Ltd., formerly a public oil and gas company listed on the Alberta Stock Exchange. In 1987, Brana Oil & Gas Ltd. declared a dividend-in-kind to its shareholders of 1,530,259 PetroKazakhstan Class A Common Shares.

         PetroKazakhstan's corporate headquarters are located at Suite 1460, Sun Life Plaza, North Tower, 140 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3, and its phone number is (403) 221-8435. The Class A Common Shares in the capital of PetroKazakhstan (the "COMMON SHARES") are listed on the Toronto Stock Exchange (the "TSX"), the New York Stock Exchange, the London Stock Exchange (the "LSE") and traded on the Frankfurt Stock Exchange (the "FSE") under the trading symbol "PKZ". The LSE listing was effected on October 16, 2003.


PRINCIPAL SUBSIDIARIES

         The following chart shows, as of December 31, 2003, the principal subsidiaries of PetroKazakhstan, their respective jurisdictions of incorporation, and the percentage ownership of voting securities held, directly or indirectly, by PetroKazakhstan:

----------------------------------------------------------------------------------------------------------------------------------

                                          P E T R O K A Z A K H S T A N    I N C. (1)

----------------------------------------------------------------------------------------------------------------------------------
         |                               |                                         |                   |               |
         |                               |                                         |                   |               |
-------------------------     -------------------------             -------------------------------    |    ----------------------
|   PetroKazakhstan     |     | OJSC PetroKazakhstan  |             |   CJSC Turgai Petroleum (8) |    |    |    Ascot Petroleum  |
|  Overseas (Cyprus)    |     |  Kumkol Resources (5) |             |                             |    |    |      Consulting     |
|     Limited (2)       |  ___|                       |____         |                             |    |    |        Ltd. (1)     |
|                       |  |  |                       |   |         |                             |    |    |                     |
|     (Cyprus)          |  |  |      (Kazakhstan)     |   |         |          (Kazakhstan)       |    |    |        (England)    |
|       100%            |  |  |         93.9%         |   |         |              50%            |    |    |          100%       |
-------------------------  |  -------------------------   |         -------------------------------    |    ----------------------
         |                 |             |                |                        |                   |               |
         |                 |             |                |                        |                   |               |
         |                 |             |                |                        |                   |               |
         |                 |             |                |                        |                   |               |
         |                 |             |                |                        |                   |               |
-------------------------  |  -------------------------   |         -------------------------------    |    ----------------------
|   PetroKazakhstan     |  |  |  Kazgermunai LLP (6)  |   |         |   Valsera Holdings B.V. (9) |    |    |   PetroKazakhstan   |
|  Kumkol Limited (3)   |  |  |                       |   |         |                             |    |    |  Overseas Services  |
|                       |  |  |                       |   |         |                             |    |    |       Inc. (12)     |
|     (Cyprus)          |  |  |      (Kazakhstan)     |   |_________|          (Netherlands)      |    |____|                     |
|       100%            |  |  |          50%          |             |              100%           |         |        (Canada)     |
|                       |  |  |                       |             |                             |         |          100%       |
-------------------------  |  -------------------------             -------------------------------         ----------------------
         |                 |             |                                         |
         |                 |             |                                         |
         |                 |             |                                         |
         |                 |             |                                         |
         |                 |             |                                         |
-------------------------  |  -------------------------             -------------------------------
|    PetroKazakhstan    |  |  |PetroKazakhstan Finance|             |   OJSC PetroKazakhstan Oil  |
| Marketing Limited (4) |  |  |         B.V. (7)      |             |           Products          |
|                       |  |__|                       |             |                             |
|     (Cyprus)          |     |      (Netherlands)    |             |         (Kazakhstan)        |
|       100%            |     |          100%         |             |             96.7%           |
-------------------------     -------------------------             -------------------------------

Notes:

         (1) PetroKazakhstan Inc. is the parent holding company that directly or indirectly owns all of the other companies within the PetroKazakhstan group.

         (2) PetroKazakhstan Overseas (Cyprus) Limited is an intermediate holding company.

         (3) PetroKazakhstan Kumkol Limited is an intermediate holding company.

         (4) PetoKazakhstan Marketing Limited is a crude oil marketing subsidiary of the PetroKazakhstan group.

         (5) OJSC PetroKazakhstan Kumkol Resources ("PKKR") is engaged in developing the Kumkol South, South Kumkol, KAM, East Kumkol and North Nurali fields, and the Corporation's exploration blocks. See "General Development of the Business-Formative Transactions-The PKKR Acquisition".

         (6) Kazgermunai LLP is a 50.0% joint venture with RWE-DEA AG (25.0%), Erdol-Erdgas Gommern GmbH (17.5%), and International Finance Corporation (7.5%) engaged in developing the Akshabulak, Nurali and Aksai fields. The Corporation is currently in advanced stage negotiations to acquire the remaining 50% participation interest that it does not own in Kazakhstan LLP from its partners. See "General Development of the Business-Formative Transactions-Kazgermunai LLP".

         (7) PetroKazakhstan Finance B.V., a special purpose entity, is a wholly-owned subsidiary of PKKR. See "General Development of the Business-Three Year History-Eurobond Issue".

         (8) CJSC Turgai Petroleum ("TURGAI PETROLEUM") is a 50.0% joint venture with LUKoil Overseas Ltd., engaged in developing the North Kumkol field.

         (9) Valsera Holdings B.V. is an intermediate holding company for the Corporation's refining activities.

         (10) OJSC PetroKazakhstan Oil Products ("PKOP") (formerly known as OJSC Shymkentnefteorgsyntez), is the company in which the Corporation's refining activities take place. See "General Development of the Business - Formative Transactions - PKOP Acquisition".

         (11) Ascot Petroleum Consulting Ltd. provides management services to companies in the PetroKazakhstan group.

         (12) PetroKazakhstan Overseas Services Inc. supplies international goods and services for PetroKazakhstan's operations and provides personnel services to the group.


                       GENERAL DEVELOPMENT OF THE BUSINESS


FORMATIVE TRANSACTIONS

         TURAN PETROLEUM JOINT ENTERPRISE; ACQUISITION OF CANADIANOXY'S INTEREST IN TURAN PETROLEUM

         The Corporation's first involvement in Kazakhstan was its participation in Turan Petroleum Joint Enterprise ("TURAN PETROLEUM") in 1991. Originally, Turan Petroleum participated in the development of three partially delineated oil fields in the South Turgai Basin in southern Kazakhstan: the Kyzylkiya, Aryskum and Maibulak fields (the "KAM FIELDS"). In return for acquiring its interest, the Corporation agreed to develop these fields. The other original participants in Turan Petroleum were PKKR, which at the time was a state-owned entity, and Yuzhkazgeologia, a Kazakhstan government agency. Subsequently, Turan Petroleum acquired the right to develop the South Kumkol field. PKKR, as a state-owned entity, was the sole Kazakhstan participant in Turan Petroleum for the South Kumkol field.

         In 1994, the Corporation entered into an agreement with Canadian Occidental Petroleum Ltd. ("CanadianOxy") to obtain CanadianOxy's assistance in the financing and development of the four fields owned by Turan Petroleum in exchange for an interest in Turan Petroleum. In 1996, the Kazakhstan government cancelled Turan Petroleum's exploration and production license for the South Kumkol field due to non-compliance with certain terms of the license. In December 1996, the Kazakhstan government reissued the exploration and production license for the South Kumkol field to PKKR. In 1997, the Kazakhstan government cancelled Turan Petroleum's exploration and production licenses for the KAM Fields due to non-compliance with certain terms of the licenses. The Kazakhstan government reissued the exploration and production license for the Maibulak field to PKKR in December 1997 and the exploration and production licenses for the Kyzylkiya and Aryskum fields to PKKR in September 1998. As a result, Turan Petroleum no longer has any interest in the four oil fields and PKKR owns a 100.0% interest in the four oil fields.

         In 1997, the Corporation acquired from CanadianOxy all of CanadianOxy's direct and indirect interests in Turan Petroleum for $4.0 million plus the exchange of mutual releases.

         THE PKKR ACQUISITION

         In 1996, PetroKazakhstan Kumkol Limited, one of the Corporation's wholly-owned subsidiaries, entered into an agreement (the "PKKR SHARE SALE-PURCHASE AGREEMENT") with the government of Kazakhstan pursuant to which PetroKazakhstan Kumkol Limited purchased all the common stock of PKKR from the government of Kazakhstan (the "PKKR ACQUISITION"). On December 12, 1996, the Corporation completed the PKKR Acquisition, effective November 30, 1996, for an aggregate purchase price of $120.0 million. As part of this acquisition, the Corporation acquired:
(i) a 100.0% interest in Kumkol South; (ii) a 50.0% interest in Kumkol-LUKoil CJSC, now Turgai Petroleum, which owns a 100.0% interest in Kumkol North; (iii) a 50.0% interest in Kazgermunai Joint Venture Company ("Kazgermunai"), which holds licenses to the Akshabulak, Nurali and Aksai fields; and (iv) a 50.0% interest in Turan Petroleum. price of $120.0 million. As part of this acquisition, the Corporation acquired: (i) a 100.0% interest in Kumkol South;
(ii) a 50.0% interest in Kumkol-LUKoil CJSC, now Turgai Petroleum, which owns a 100.0% interest in Kumkol North; (iii) a 50.0% interest in Kazgermunai Joint Venture Company ("Kazgermunai"), which holds licenses to the Akshabulak, Nurali and Aksai fields; and (iv) a 50.0% interest in Turan Petroleum.

         In addition, the Kazakhstan government agreed that if any of the exploration and production licenses held by Turan Petroleum, Turgai Petroleum or Kazgermunai as of the date of the PKKR Acquisition were cancelled, they would be reissued to PKKR. Under that contractual right, the licenses to the South Kumkol field and the KAM Fields, formerly held by Turan Petroleum, have been reissued to PKKR. Accordingly, PKKR now has title to 100.0% of these licenses.

         The common stock of PKKR purchased by the Corporation represented, at that time, all of the common equity interest in PKKR and 89.5% of the voting stock. The balance of the voting stock consisted of a single class of voting preferred stock owned by current and former employees of PKKR. PetroKazakhstan has since acquired 41.9% of the preferred shares that were outstanding at the time of the PKKR Acquisition. As a result, as of December 31, 2003, PetroKazakhstan held 93.9% of the voting shares of PKKR. The preferred stock is currently entitled to an annual aggregate dividend preference of approximately $33,000 and is non-participating except in a liquidation of PKKR, in which event holders of preferred stock will participate to the extent of 6.0% of net assets of PKKR.

         Pursuant to the terms of the PKKR Acquisition, the Corporation, for the benefit of PKKR, committed to invest in Kazakhstan, on or before December 31, 2002, the local currency equivalent of $280.0 million in capital expenditures, investments or other items which may be treated as capital assets for balance sheet purposes as determined by international accounting standards. The required expenditures were to be made either by means of capital contributions to PKKR or from other sources including cash flows of PKKR. If the required investment was not made by such date, the Corporation would be required to pay to the Kazakhstan government, in lieu of any amount not invested, a penalty of 15.0% of the shortfall. Under the arrangements for the granting of production licenses in Kazakhstan, the Corporation is subject to certain commitments for expenditures to develop particular fields. Expenditures pursuant to these commitments are credited against the Corporation's $280.0 million aggregate obligation. As at December 31, 2003, the Corporation believes it met this commitment by the end of 2002. The amount of the 2002 expenditures and investments may be subject to agreement with the government of Kazakhstan under the terms of the Corporation's acquisition of PKKR. See "Risk Factors - Capital Expenditures Commitment".

         CJSC TURGAI PETROLEUM. In 1995, PKKR and LUKoil Oil Company of Russia formed a joint venture, CJSC Kumkol-LUKoil, in Kazakhstan. CJSC Kumkol-LUKoil subsequently changed its name to CJSC Turgai Petroleum. LUKoil Overseas Kumkol B.V., a Netherlands company ("LUKOIL"), acquired LUKoil Oil Company's interest therein. In 2001 PKKR transferred its shareholding in Turgai Petroleum to PetroKazakhstan. PetroKazakhstan and LUKoil each have a 50.0% ownership interest in Turgai Petroleum. Turgai Petroleum owns a 100.0% interest in, and is the operator of, the Kumkol North field.

         KAZGERMUNAI LLP. In November 1993, PKKR formed the Kazgermunai Joint Venture Company ("KAZGERMUNAI") in Kazakhstan with two German companies as partners. The two original German partners subsequently transferred their ownership interests to the Corporation's current partners. The Kazakhstan government has granted Kazgermunai 30-year exploration and production licenses for the Akshabulak, Nurali and Aksai fields. Through PKKR's interest in Kazgermunai, the Corporation has a 50.0% interest in the Akshabulak, Nurali and Aksai fields. Funding for the development of the central part of the Jurassic III formation of the Akshabulak field is obtained by Kazgermunai from loans from its shareholders other than PKKR, which has no obligation to fund any of the costs of the initial development phase of that formation. These shareholder loans, which totalled approximately $50.1 million at December 31, 2003, are non-recourse to the Corporation except to the extent of its interest in Kazgermunai. Kazgermunai is restricted from paying dividends to its shareholders until all outstanding loans have been paid.

         The Corporation is currently in advanced stage negotiations to acquire the remaining 50.0% participation interest that it does not currently own in Kazgermunai from its partners. The Corporation's current 50.0% participation interest accounts for 31.6% of its total proved and probable reserves.

         The table below sets out the outstanding long term debt of Kazgermunai for the three years ended December 31, 2003.

                                              2003          2002         2001
                                           ----------    ----------   ----------
                                              ($M)          ($M)         ($M)

Shareholders Loans.......................    50,114        66,144       99,000
Loans from Kazakh Government.............    25,372        24,318       23,136
                                           ----------    ----------   ----------
     Total...............................    75,486        90,462       122,136
                                           ==========    ==========   ==========

         THE PKOP ACQUISITION

         On March 31, 2000, PetroKazakhstan, pursuant to the terms of an agreement dated October 9, 1999 among Central Asian Industrial Holdings N.V. ("CAIH"), PKOP, OJSC Kazkommertsbank ("KKB"), PetroKazakhstan and PKKR, as amended (the "PKOP TRANSACTION AGREEMENT") closed the acquisition by the Corporation of all of the common shares of PKOP held by CAIH, representing 88.4% of the issued and outstanding shares of PKOP, for total consideration of $118.0 million (the "PKOP ACQUISITION"). PKOP owns the Shymkent refinery located near Shymkent, Kazakhstan (see "Business of the Corporation - Downstream Operations:
Refining, Marketing and Transportation"). The consideration for such acquisition was paid by (i) the payment by PetroKazakhstan to CAIH of $45.1 million cash,
(ii) the issuance from treasury by PetroKazakhstan to CAIH of 19,430,543 Common Shares (of which 153,657 shares were cancelled in 2001), and (iii) the issuance by PetroKazakhstan to CAIH of 4,067,381 special warrants, each of which was exercisable into one Common Share without payment of further consideration by CAIH to PetroKazakhstan. All of the special warrants were exercised by CAIH on or about July 11, 2000. All of the Common Shares and special warrants referred to in (ii) and (iii) above, as well as a total of $31,544,108 of the cash consideration referred to in (i) above, was paid and issued to CAIH at the time of the closing on March 31, 2000. The remaining cash consideration was paid to CAIH by PetroKazakhstan in three equal instalments on each of May 1, June 1 and July 1, 2000.

         In addition, PetroKazakhstan issued to CAIH, at the time of the closing of the PKOP Acquisition, for each security issued by the Corporation that was convertible into Common Shares and that was outstanding and unexercised at the time of the closing, a corresponding convertible security convertible into Common Shares. As a result, corresponding convertible securities were issued by PetroKazakhstan entitling CAIH to acquire a total of 7,210,564 Common Shares at exercise prices varying from nil to C$9.30 per share and with termination dates varying from August 18, 2000 to February 5, 2005. As at the date hereof, CAIH has exercised corresponding convertible securities thereby acquiring 4,745,026 Common Shares.

         Pursuant to the PKOP Transaction Agreement, PetroKazakhstan and CAIH agreed that the only adjustments that may be made in the future to the consideration paid by PetroKazakhstan for CAIH's common shares of PKOP pursuant to the PKOP Acquisition are as follows:

         (a) in the event that after the closing of the PKOP Acquisition, PetroKazakhstan or PKOSI settles any amount pertaining to disputed claims of PetroKazakhstan outstanding at the time of the implementation of the CCAA Plan, the amount of the cash consideration paid by PetroKazakhstan to CAIH pursuant to the PKOP Acquisition shall be increased by an amount equal to 50.0% of the amount of such settlement (see "Legal Proceedings-CCAA Proceedings"); and

         (b) in the event that within 18 months of the closing of the PKOP Acquisition, PKOP makes any settlement of certain threatened or disputed claims, the amount of such cash consideration shall be decreased by an amount equal to 88.4% of the amount of the settlement. No such settlements were made by PKOP prior to the 18-month deadline.

         Since the closing of the PKOP Acquisition, PetroKazakhstan has acquired a further 8.3% of the outstanding shares of PKOP. As of December 31, 2003, PetroKazakhstan held 96.7% of the common shares of PKOP. At the time of the closing of the PKOP Acquisition, PetroKazakhstan and CAIH entered into an agreement (the "CAIH SHAREHOLDERS' AGREEMENT"), which governed certain aspects of the relationship between PetroKazakhstan and CAIH, formerly the largest shareholder of PetroKazakhstan. See "Description of Share Capital - Shareholders' Agreement".

         Selected segmented financial information for the Corporation's Downstream operations for the years ended December 31, 2003 and 2002, which reflects the financial impact of the PKOP Acquisition on the financial results of the Corporation, are set out below:

                                                  2003        2002        2001
                                               ---------    --------    --------
DOWNSTREAM BUSINESS SEGMENT                      ($MM)        ($MM)       ($MM)

Revenues....................................     443.8        270.1       340.8
Segmented Net Income........................     158.2        50.0        16.1
Total Assets................................     157.5        169.1       215.2

         For further information on the segmented financial information relating to the Corporation's Downstream business segment, reference should be made to
Note 3 of PetroKazakhstan's annual consolidated financial statements for the year ended December 31, 2003, contained in PetroKazakhstan's 2003 Annual Report to its shareholders.


THREE YEAR HISTORY

         REDEMPTION OF SERIES 5 WARRANTS

         On February 23, 2001, the Corporation redeemed a total of 4,943,020 outstanding Series 5 Warrants of the Corporation at a redemption price of C$2.90 per warrant. The Series 5 Warrants were each exercisable into one Common Share at an exercise price of C$6.25 per share. No Series 5 Warrants remain outstanding.

         A total of 2,034,547 of the corresponding convertible securities issued by the Corporation to CAIH pursuant to the PKOP Acquisition correspond to the Series 5 Warrants that were redeemed by the Corporation. See "General Development of the Business-Formative Transactions-The PKOP Acquisition". The Corporation redeemed those corresponding convertible securities from CAIH at the same redemption price as the Series 5 Warrants.

         CAIH OFFER TO ACQUIRE PETROKAZAKHSTAN SHARES AND DISTRIBUTION

         On April 12, 2001, CAIH, then PetroKazakhstan's largest shareholder, advised PetroKazakhstan by letter that it intended to make an unsolicited partial take-over bid (the "PROPOSED PARTIAL OFFER") for 18.4 million Common Shares for C$10.25 per share which, if successful, would have increased CAIH's shareholdings at that time from approximately 30.0% to approximately 53.0% of the outstanding Common Shares.

         The Board of Directors of PetroKazakhstan (the "BOARD") formed an Independent Committee as required by Canadian securities laws comprised of Messrs. Jim Doak (who was also Chairman of the Independent Committee), Robert Kaplan and Louis MacEachern. On April 27, 2001, PetroKazakhstan announced that the Independent Committee had selected Peters & Co. Limited of Calgary ("PETERS & CO.") as the independent valuator to prepare a valuation of PetroKazakhstan under the direction of the Independent Committee in accordance with Canadian securities laws.

         On May 14, 2001, the Independent Committee, with the assistance of its legal and financial advisors, met to consider a proposed distribution (the "PROPOSED DISTRIBUTION") to PetroKazakhstan shareholders of a special dividend of the U.S. dollar equivalent of C$4.00 per share, payable by the issuance of approximately $200.0 million of senior unsecured notes (the "SENIOR NOTES"). The Independent Committee approved the Proposed Distribution in principle and resolved to recommend it to the Board. The Proposed Distribution was announced by PetroKazakhstan on May 15, 2001.

         On May 28, 2001, CAIH applied to the securities commissions of the provinces of Ontario, Alberta and Quebec (the "SECURITIES REGULATORS") for, among other things, an order to cease trade the Proposed Distribution. On June 1, 2001, PetroKazakhstan delivered a response to such application to the Securities Regulators. On June 5, 2001, staff of the Securities Regulators advised counsel to the Corporation and CAIH that staff was not prepared to support a cease trade order with respect to the Proposed Distribution provided that (i) PetroKazakhstan obtained an opinion prepared by an independent valuator as to the trading value of the Senior Notes, and (ii) the Change of Control Provision (as defined below) to be included in the Senior Notes not take effect until such provision was approved by the shareholders of PetroKazakhstan. In accordance with the request of staff of the Securities Regulators, PetroKazakhstan retained Peters & Co. to prepare such an opinion with respect to the Senior Notes, and requested that the shareholders of PetroKazakhstan consider the approval of the Change of Control Provision to be included in the Senior Notes at a special meeting of shareholders of PetroKazakhstan which was held July 20, 2001.

         On June 15, 2001, PetroKazakhstan announced that Peters & Co. had advised the Independent Committee of the results of its independent valuation of PetroKazakhstan's Common Shares. Peters & Co. valued PetroKazakhstan's Common Shares in the range of C$21.50 to C$23.50 per share prior to PetroKazakhstan's previously announced C$4.00 special dividend. According to the Peters & Co. report, after giving effect to the Proposed Distribution, the value of the Common Shares plus the special dividend would not be materially different from the pre-dividend valuation range.

         The Independent Committee was advised by CIBC World Markets Inc. ("CIBC WORLD MARKETS"), the financial advisors to PetroKazakhstan in connection with the Proposed Partial Offer of CAIH, that CAIH's proposed offer was inadequate. CIBC World Markets also advised the Independent Committee that the special dividend of C$4.00 per share on PetroKazakhstan's Common Shares was fair from a financial point of view to PetroKazakhstan shareholders.

         The Independent Committee, after receiving financial advice from CIBC World Markets, recommended to the Board that PetroKazakhstan declare and pay the special dividend of C$4.00 per

Common Share payable by delivery of Senior Notes or a combination of cash and Senior Notes, as described below. Accordingly, on June 15, 2001, the Board declared the special dividend to be satisfied by the distribution of Senior Notes and/or cash.

         As requested by the staff of the Securities Regulators, the Independent Committee retained Peters & Co. to provide an independent opinion regarding the expected trading value of the Senior Notes. Peters & Co. advised the Independent Committee on June 15, 2001 that, based on its discussions with PetroKazakhstan's financial advisors, together with its review of the proposed terms and conditions for the Senior Notes, the expected liquidity of the Senior Notes, the current market for comparable fixed income notes, the inclusion of a change of control feature and an interest rate on the Senior Notes of not less than 12.0%, the Senior Notes would reasonably be expected to trade at or near par in the context of the current market. Peters & Co. further advised that a change of control covenant is typical for securities such as the Senior Notes and the absence of a change of control feature would negatively affect the trading value of the Senior Notes.

         The Senior Notes had a term of five years plus one day and interest was payable thereon semi-annually. On July 20, 2001, at the special meeting of shareholders, shareholders approved the proposal that the Senior Notes be subject to mandatory repurchase by PetroKazakhstan at the option of the holders thereof upon a change of control. This was affected through a requirement (the "CHANGE OF CONTROL PROVISION") that PetroKazakhstan make an offer to holders of Senior Notes to repurchase Senior Notes upon a change of control. For this purpose, the change of control threshold was defined to include, among other things, the acquisition by a person or group of beneficial ownership of more than 50.0% of the Corporation's outstanding Common Shares. Failure by PetroKazakhstan to make a repurchase offer upon the occurrence of a change of control would constitute an event of default under the terms of the indenture pursuant to which the Senior Notes were issued.

         On July 23, 2001, the Board set the interest rate at 12.0% and finalized the other terms of the Senior Notes so that they should initially trade at par. ING Barings Limited and CIBC World Markets advised that the Special Dividend be paid entirely in Senior Notes.

         The Special Dividend was paid on August 3, 2001 to common shareholders of record on August 2, 2001. The principal amount of Senior Notes that a shareholder received was determined by multiplying the U.S. dollar equivalent of the C$4.00 dividend at the close of business on the August 2, 2001 record date by the number of shares held, subject to adjustment, to take into account any non-resident withholding tax and the payment of cash in lieu of fractional interests. The Senior Notes were redeemed on February 3, 2003.

         In December 2002, as a result of a secondary offering, CAIH reduced its interest in the Corporation from 29.4% to 19.0%.

         In March 2004, CAIH further reduced its interest in the Corporation from 19.0% to 7.4%.

         LOAN FACILITY

         On January 2, 2003, PetroKazakhstan's subsidiary, PKKR, entered into a $225.0 million export financing agreement with a consortium of European banks comprised of Natexis Banques Populaires, BNP Paribas and ING Bank. This loan facility has a maturity of four years and is repayable in 42 equal monthly instalments commencing July 2003. The facility bears interest at a rate of LIBOR plus 3.25% per annum. PKKR has drawn $190.0 million under this facility and has chosen not to utilize the remainder. PKKR has the right to repay the facility prior to its maturity, under certain terms and conditions and is required to make mandatory prepayments when the price of crude oil exceeds $24 Brent for the preceding month. As at December 31, 2003, PKKR has repaid principal in the amount of $82.9 million, representing a $50.0 million early repayment, $8.8 million of mandatory prepayments and $24.1 million representing monthly instalment repayments. When mandatory prepayments are made, monthly instalments are recalculated taking into account the prepayment. The mandatory prepayments also form a cumulative prepayment credit, which may, at the option of the Corporation, be used to reduce the amount of a required monthly instalment by up to 65.0% in the event that average Brent oil prices fall below $17.0 for the preceding month.

         The estimated prepayment amount for 2004, using forward Brent prices and minimum assigned volumes, is $14.0 million. This amount has not been classified as a current liability in the balance sheet forming part of the consolidated financial statements of the Corporation for the year ended December 31, 2003, because actual Brent crude oil prices may differ significantly from forward Brent.

         As a guarantor of the facility, PetroKazakhstan must comply with certain covenants, including a limitation as to total debt and certain other financial covenants. PetroKazakhstan must also maintain a minimum cash balance of $40.0 million, of which an amount equal to three months principal and interest payments must be maintained in a security deposit account.

         PKKR is required to hedge 450,000 barrels of crude oil production per month for 2004 with a minimum price of $17.0 per bbl. As PKKR has not drawn the full amount of the facility, the required hedged volumes have been reduced to 372,500 barrels of crude oil per month for 2004.

         As of December 31, 2003, the Corporation is in compliance with all covenants under the facility agreement.

         Included in deferred charges in the balance sheet forming part of the consolidated financial statements of the Corporation for the year ended December 31, 2003, are $2.8 million of issue costs related to the loan facility, which will be amortized over the term of the facility.

         EUROBOND ISSUE

         On February 12, 2003, PetroKazakhstan's subsidiary, PetroKazakhstan Finance B.V., issued a $125.0 million 95/8% Eurobond due February 12, 2010. PetroKazakhstan Finance B.V. is PetroKazakhstan's financing subsidiary and is incorporated under the laws of the Netherlands. The bonds are unsecured, and are unconditionally guaranteed by the parent holding company, PetroKazakhstan, and the two principal operating subsidiaries, PKKR and PKOP.

         KAM PIPELINE

         In June 2003, construction of the KAM pipeline and the Dzhusaly railcar-loading terminal was completed and the facilities were commissioned and approved for operation. The 16-inch diameter, 177 kilometre pipeline has a capacity of 140,000 bopd and is the first high-pressure oil pipeline built in Kazakhstan. The Dzhusaly rail-loading terminal is the fastest loading facility in Kazakhstan. The new pipeline and rail terminal facilities, which were completed at a cost of $82.8 million, have reduced transportation distance by 1,300 kilometres on westbound exports of crude oil from the Corporation's oil fields in the South Turgai basin. Turgai Petroleum (the Corporation's 50.0% joint venture with LUKoil) has a 50.0% interest in the KAM pipeline and will use it for westbound exports from Kumkol North field. The completion of the KAM pipeline has reduced transportation costs for the export of crude oil by approximately $2.00 to $2.50 per barrel shipped. Transportation cost savings may vary depending on the ultimate destination of future shipments and will become apparent as sales are completed. In addition to cost savings, this facility provides additional transportation and marketing capacity and flexibility and reduces the reliance on the Tekesu loading terminal at the refinery in Shymkent, which previously handled 100.0% of all crude oil export volumes.

         GAS UTILIZATION PROJECT

         The Corporation completed construction of a 55-megawatt gas utilization plant at the Kumkol field (co-owned by the Corporation and Turgai Petroleum) in October 2003. The project will provide electricity for the field operations and excess electricity for sale to the city of Kyzylorda and credit for Shymkent refinery usage. Excess electricity will be provided for sale into Kazakhstan's domestic market.

         PKOP'S VACUUM DISTILLATION UNIT

         The reconditioning of the Vacuum Distillation Unit ("VDU") at the Shymkent refinery was completed in late 2003. This allows for the production and sale of Vacuum Gasoil ("VGO") and the reduction of lower margin heavy fuel oil (mazut) production. VGO is of high value and is a highly sought after product by refineries with catalytic cracking units where the VGO can be converted into gasoline and diesel. VGO is solely used as a feedstock for refineries or lubricant plants.


RECENT DEVELOPMENTS

o The gas utilization plant at Kumkol reached full design capacity in the first quarter of 2004.

o The VDU at the Shymkent refinery became operational in early January 2004. Trial shipments of VGO were sent to the Black Sea for export in February 2004.

o The Corporation acquired two exploration areas to the north and south of the main Kyzylkiya field totalling 146 square kilometres.

o In the first quarter of 2004, four production wells were drilled in Kyzylkiya field.

o The Corporation intends to return to its shareholders up to C$160.0 million by way of a substantial issuer bid.

o The Corporation's transportation differential has been significantly reduced due to the KAM pipeline, use of CPC and sales to Iran.

o The Board recently introduced a regular dividend policy, following recent trends in its peer group. The first regular quarterly dividend was declared of C$0.15 per share to shareholders of record on April 16, 2004, which was paid on May 3, 2004.

BUSINESS TRENDS

         NEW EXPLORATION OPPORTUNITIES

         The Corporation has now received regulatory approval to become a 75.0% equity partner and operator in License 951-D, which covers two blocks (Doshan and Zhamansu) in the South Turgai Basin over a total area of 4,290 square kilometres. 450 kilometres of 2D seismic data have been acquired over the two blocks. An exploration well was spudded in the northern Doshan block south of the Aryskum field and is currently drilling. Two wells are planned in the southern Zhamansu block later in 2004.

         EXPLORATION OF GAS RESOURCES

         Following the completion of the 55-megawatt power plant in Kumkol, which exploits part of the gas previously flared from Kumkol South, South Kumkol and Kumkol North reservoirs, PetroKazakhstan continues to assess additional methods to increase gas utilization.

         Evaluation has started on the feasibility of gas usage for miscible hydrocarbons injection for enhanced oil recovery. A pilot project is being designed for one of the Kumkol fields. In parallel, assessment is being made of an LPG facility in Kumkol.

         As a 50.0% partner in the Kazgermunai joint venture, the Corporation is also participating in Kazgermunai's LPG extraction plant for the Akshabulak field. The 30 mmscfd plant will provide 2,900 bopd of LPG and 600.0 bopd of condensate. The dry gas will be provided to the city of Kyzylorda through a pipeline to be constructed by KazTransGas.

                           BUSINESS OF THE CORPORATION

         The Corporation is a vertically integrated, international energy company engaged in acquisition, exploration, development and production of oil and gas, and the refining and selling of crude oil and refined products in Kazakhstan.


OIL AND GAS EXPLORATION AND DEVELOPMENT OPERATIONS

         PRINCIPAL OIL AND GAS PROPERTIES

         The Corporation's oil and gas exploration and production operations are located in the 80,000 square kilometre South Turgai Basin in South Central Kazakhstan, approximately 1,300 kilometres west of Almaty. The Corporation has interests in 11 fields, of which seven are on continuous production (Kumkol South, South Kumkol, Kumkol North, Kyzylkia, Akshbulak, Aryskum and Maibulak) and four are on test and approval (East Kumkol, Nurali, Aksai and North Nurali). The Corporation's exploration acreage consists of 340,119 acres in one exploration license. One of the fields (North Nurali) in the development stage is contained within the area covered by the exploration license.

         The following table lists the Corporation's oil and gas fields, reserves estimates and present worth values.

                                         GROSS                                                  NET TO
                                      PROPERTY         NET TO                                  COMPANY
                                       PROVED         COMPANY                                  PROVED
                                        PLUS        PROVED PLUS                                 PLUS
                                      PROBABLE        PROBABLE                                PROBABLE        ESTIMATED PRESENT
                                         OIL            OIL            NET TO COMPANY            GAS             WORTH VALUE
                                      RESERVES        RESERVES           PROVED PLUS          RESERVES       (DISCOUNTED AT 10%)
                           FIELD     PRE-ROYALTY    PRE-ROYALTY     PROBABLE OIL RESERVES    POST-ROYALTY   OF FUTURE NET PRE-TAX
  FIELD(1)     INTEREST   OPERATOR      TAX            TAX           POST-ROYALTY TAX           TAX               CASHFLOW(5)
----------     --------   --------   ------------   -------------   ----------------------   ------------   -----------------------
                                      Constant        Constant      Constant    Escalating   Escalating     Constant    Escalating
                                         and            and          (1)(2)      (1) (3)       (1) (3)        (3)          (3)
                                     Escalating     Escalating
                                       (1) (2)      (2) (3) (4)
                                     ------------   -------------   ---------   ----------   ------------   ---------   -----------
                    %                  (mbbls)        (mbbls)        (mbbls)     (mbbls)        (bcf)        (US$)        (US$)
Kumkol South       100     PKKR         69.83          69.83         65.31        65.32         11.86       720,285        505,518
Kumkol North       50      Turgai      194.73          97.36         88.64        88.66         16.11       891,405        656,211
South Kumkol       100     PKKR         46.64          46.64         41.99        42.00         2.16        453,815        324,532
East Kumkol      n/a(4)    PKKR/        14.67          11.74         11.55        11.55         0.00         92,145         60,500
                           Turgai
North Nurali     100(4)    PKKR         12.75          12.75         12.56        12.56         0.00         91,088         61,072
Kyzylkia           100     PKKR         35.30          35.30         34.60        34.60         0.00        310,127        217,308
Aryskum            100     PKKR         47.65          47.65         46.79        46.79         0.00        443,741        298,276
Maibulak           100     PKKR         14.05          14.05         13.62        13.62         0.00        105,278         67,753
Akshabulak         50      KGM         287.01         143.50        130.32       130.32         0.00      1,100,607        836,665
Nurali             50      KGM          19.76           9.88          8.85         8.85         0.00         61,988         34,357
Aksai              50      KGM           2.65           1.33          1.19         1.19         0.00          6,443          2,639
                                     ----------     -----------    ----------   --------      --------    -----------   -----------
                      Total........    745.04          490.03        455.42      455.46         30.13      4,276,923     3,064,832
                                     ============   =============   =========   ==========   ============   =========   ===========

Notes:

         (1) Estimates of the Corporation's crude oil and natural gas reserves in the Kumkol South, Kumkol North and South Kumkol fields were prepared by McDaniel & Associates Consultants Ltd. ("McDaniel"). In addition, McDaniel prepared data relating to estimates of crude oil reserves in the other fields in order to produce estimates of the Corporation's crude oil reserves. See "Business of the Corporation - Oil and Gas Exploration and Development Operations - Estimates of Proved Plus Probable Reserves and Present Worth Values."

         (2)      Gross property refers to the total reserves of the fields.

         (3) Net to company refers to the Corporation's interest in the field.

         (4) Assumed equity, final agreements and operatorship and not concluded.

         (5)      Estimated values disclosed do not represent fair market value.

         KUMKOL FIELD. The Kumkol field, discovered in 1984 and producing since 1990, is the Corporation's principal producing property. The Corporation is producing from eight horizons, in the Cretaceous and Jurassic formations, located at depths shallower than 4,500 feet. The field is divided into two operating areas, Kumkol South and Kumkol North, which for the purposes of this Annual Information Form are referred to as separate fields.

         KUMKOL SOUTH. The Corporation owns and operates 100.0% of Kumkol South, which has been fully developed. In 2003, Kumkol South produced an average of approximately 58,718 bopd from 158 producing wells. In the three months ended March 31, 2004, Kumkol South produced an average of approximately 42,241 bopd. As of January 1, 2004, estimated net proved reserves before royalty tax for Kumkol South were 58.4 mmbbls of crude oil and 10.7 bcf of natural gas.

         KUMKOL NORTH. The Corporation has a 50.0% interest in Kumkol North through Turgai Petroleum, which is the operator of the field. In 2003, Kumkol North produced an average of approximately 29,746 bopd attributable to the Corporation from 204 gross (102 net) wells. In the three months ended March 31, 2004, Kumkol North produced an average of approximately 33,428 bopd attributable to the Corporation. As of January 1, 2004, estimated net proved reserves before royalty tax for Kumkol North attributable to the Corporation were 74.1 mmbbls of crude oil and 13.5 bcf of natural gas. It is proposed that Turgai Petroleum will drill a further 22 gross development wells in this area in 2004.

         SOUTH KUMKOL FIELD. The South Kumkol field was discovered in 1992 and has been in production since December 1997. The Corporation owns and operates 100.0% of the South Kumkol field. Production is from three zones, in the Cretaceous and Jurassic formations, located at depths shallower than 5,000 feet. In 2003, average production from the South Kumkol Field was 29,846 bopd from 23 wells. In the three months ended March 31, 2004, the South Kumkol field produced an average of approximately 25,816 bopd. As of January 1, 2004, estimated net proved reserves before royalty tax for the South Kumkol field were 39.3 mmbbls of crude oil and 2.1 bcf of natural gas.

         AKSHABULAK FIELD. The Akshabulak field was discovered in 1988, and began production in July 1997 from the Jurassic-III formation. Through the Corporation's interests in Kazgermunai, it has a 50.0% interest in the field. The Corporation has no obligation to fund capital expenditures relating to the costs of the initial development phase of the central Jurassic-III formation. During 2003, the Akshabulak field produced an average of 15,351 bopd attributable to the Corporation. In the three months ended March 31, 2004 the Akshabulak field produced an average of approximately 20,024 bopd. As of January 1, 2004, the Akshabulak field had an estimated net to the Corporation proved reserves before royalty tax of 96.1 mmbbls of crude oil. Production is currently being transported by pipeline to the Kumkol field where it ties into the lateral pipeline. This, in turn, connects to the West Siberia-Central Asia Pipeline (the "CENTRAL PIPELINE") which delivers to the Shymkent refinery. Funding for the development of the central part of the Jurassic-III formation of the Akshabulak field is obtained by Kazgermunai from shareholder loans from its shareholders other than PKKR. These shareholder loans, which totalled approximately $50.1 million ($25.0 million net to the Corporation) at December 31, 2003, are non-recourse to the Corporation except to the extent of its interest in Kazgermunai. Kazgermunai is restricted from paying dividends to its shareholders until all outstanding loans have been paid.

         The Corporation is currently in advanced stage negotiations to acquire the remaining 50% participation interest that it does not own in Kazgermunai LLP from its partners. See "General Development of the Business-Formative Transactions-Kazgermunai LLP".

         KYZYLKIYA FIELD. The Corporation owns and operates 100.0% of the Kyzylkiya field, which was discovered in 1988. Two productive zones in the Cretaceous and Jurassic formations have been identified at depths less than 5,000 feet. As of December 31, 2003 there have been 23 wells drilled in this field resulting in 10 current producing oil wells. Production commenced in this field in August 2000. As of December 31, 2003 the Kyzylkiya field produced an average of 7,925 bopd. In the three months ended March 31, 2004 the Kyzylkiya field produced an average of approximately 9,425 bopd. As of January 1, 2004, the Kyzylkiya field had an estimated net proved reserves before royalty tax of
23.1 mmbbls of crude oil.

         Early oil production facilities, road construction and other infrastructure projects were completed in November 2000, creating all-weather access to the Kumkol field located approximately 55 kilometres to the east. Construction of the 117 kilometre, 16 wells inch oil pipeline and the loading/pumping stations commenced in September 2002, and the project was commissioned at the end of the second quarter of 2003. This pipeline connects the Kumkol Central Processing Facility ("CPF") and the new KAM fields to a new rail loading facility at Dzhusaly, south west of the fields, negating some 1,300 kilometres of pipeline and rail transportation currently in use. 3D seismic has been acquired over the whole field and drilling and facilities installation continues to enhance production for optimum reserves recovery.

         ARYSKUM FIELD. The Corporation owns and operates 100.0% of the Aryskum field, which was discovered in 1988. One productive zone in the Cretaceous formation was identified at a depth of less than 3,000 feet. As of December 31, 2003, 16 wells have been drilled in this field. In 2003, production, which averaged 7,000 bopd, was trucked to the CPF at the Kumkol field but now production is fed directly into the KAM pipeline. In the three months ended March 31, 2004, the Aryskum field produced an average of approximately 8,793 bopd. As of January 1, 2004, the Aryskum field had an estimated net proved reserves before royalty tax of 32.8 mmbbls of crude oil.

         MAIBULAK FIELD. The Corporation owns and operates 100.0% of the Maibulak field, which was discovered in 1988 with four productive zones in the Jurassic formation identified at depths shallower than 6,000 feet. As of December 31, 2003, 9 wells from the Maibulak field are currently drilled in this field. In 2003 production averaged 1,051 bopd. Production is trucked to the CPF at the Kumkol field. The KAM pipeline, referred to above, passes some 40 kilometres to the south of this field. Maibulak is tied into this pipeline at Aryskym. In 2001, 3D seismic was conducted over the entire area of the Maibulak field. Well tests and core studies have been completed and integrated into the development plans for this field. In the three months ended March 31, 2004, the Maibulak field produced an average of approximately 2,064 bopd. As of January 1, 2004, the Maibulak field had an estimated net proved reserves before royalty tax of 8.1 mmbbls of crude oil.

         EAST KUMKOL. The East Kumkol field was discovered in November 2000 and five wells have so far been drilled. Its close proximity to the main Kumkol production facilities have enabled trucked production for field evaluation. The Corporation is currently developing the production plan and hydrocarbons contract, in conjunction with co-venturer Turgai Petroleum as the field incurs into the Turgai Petroleum license area, for submission to and approval by the government authorities. As of January 1, 2004, the East Kumkol field had an estimated net to the Corporation, proved reserves before royalty tax of 7.9 mmbbls of crude oil. Working interest to the Corporation through both PKKR and Turgai is assumed to be 80.0%, though this is subject to variation on settlement with Turgai Petroleum.

         NORTH NURALI. The North Nurali field was discovered in 2002 through the drilling of two exploration wells in the 260 D-1 license area. The second well gave test rates from six zones at depths of

1,700 metres of up to 500.0 bopd. However, as the reservoir is significantly different from others in the locality and exhibits lower permeabilities, the wells were retested in 2003 after fracture stimulation to achieve maximum production rates. In addition, most wells will be put on long term test production to enable satisfactory reserves evaluation and to self-fund ongoing field development expenditures. In addition, three delineation appraisal wells will be drilled to assess field reserves and 3D seismic has been acquired. Negotiations are underway with the government of Kazakhstan for the award of the production license and all necessary government approvals. As of January 1, 2004, the North Nurali field had an estimated net proved reserves before royalty tax of 3.8 mmbbls of crude oil. For the three months ended March 31, 2004, the North Nurali field produced approximately 121.0 bopd.

         OTHER FIELDS. The Corporation has a 50.0% interest in the Nurali and Aksai fields through its interest in Kazgermunai. Delineation of these fields started in 2001 with test production of certain wells and the acquisition of 3D seismic. Kazgermunai has satisfied the capital commitments under the licenses for these fields in 2001. As of January 1, 2004, the Nurali and Aksai fields had net to the Corporation estimated proved reserves before royalty tax of 4.9 mmbbls of crude oil. Production from Nurali and Aksai for the three months ended March 31, 2004, net to the Corporation, was 959.0 bopd. Two wells were drilled and put on test production in 2003. The development will continue in 2004 with the drilling of up to five more wells during the year based on the interim production plan approved by the authorities.

         The Corporation acquired exploration license 952, which covers 497 square kilometres directly north of the Kyzylkiya field. Well KK34, drilled to 1,500 metres, produced light, sweet oil at a rate of 1,000 bopd. Well evaluation results confirm that this accumulation is an extension of the main Kyzylkiya field. Further appraisal work is planned in 2004 with 3D seismic acquisition and two wells. The Corporation has successfully applied for and has been awarded the open acreage adjacent to Kolzhan and north of Kyzylkiya. This new acreage extension is 18 square kilometres. Apprasial of this acreage is planned in 2004 for a 3D seismic and at least one well.

         UNDEVELOPED ACREAGE. The Corporation owns a 100.0% interest in an exploration license (License 260 D1) surrounding the Kumkol field covering 341,992 acres. This license was issued in June 1997, effective as of November 1, 1996, and has an expiry date of June 2005. Under the terms of this license, in the case of a commercial discovery of crude oil reserves, the Corporation can apply for licenses necessary for production. The lands contained in the East Kumkol field referred to above are governed by this license. Pursuant to this license, the Corporation was required to invest $5.0 million in the development of lands covered by the license by November 1, 1998, and an additional $10.0 million by November 1, 2000. PKKR's exploration contract, which was issued on August 24, 1998, also gives PKKR the exclusive right to develop and explore the property. Prior to 2000, the Corporation drilled three unsuccessful wells on these lands. The Corporation's investments in connection with this drilling and in connection with seismic data that was shot in 1997 and 1998 exceeded its $5.0 million initial obligation. In 2000, 3D seismic was acquired and two exploration wells were drilled on these lands. The third well was the discovery of the East Kumkol field, and exploration wells were drilled in 2002. Amendments have been made and agreed to for the license to run until June 2005. The Corporation is applying for a two year extension to June 2007. A further two year extension is available on request. Royalties and excess profit taxes on production from these areas will be determined after commercial discovery in accordance with the relevant legislation and any future hydrocarbon contract and production license.

         ESTIMATES OF PROVED PLUS PROBABLE OIL AND GAS RESERVES AND PRESENT WORTH VALUES

         The following tables, which are derived from the reports of McDaniel (the "McDaniel Reports") on certain interests of the Corporation, set forth the Corporation's estimated proved plus probable oil and natural gas reserves in Kazakhstan and the present worth value of estimated future net pre-tax cash flows of those reserves effective as of December 31, 2003 on both an escalating and constant price assumption basis. The report of McDaniel on a constant price basis was effective January 1, 2004 and the report of McDaniel on an escalating price basis was effective January 1, 2004. The McDaniel Reports provide estimates of the Corporation's oil and natural gas reserves in all of its assets.

         THE PRESENT WORTH VALUES OF THE CORPORATION'S RESERVES CONTAINED IN THE FOLLOWING TABLES MAY NOT BE REPRESENTATIVE OF THE FAIR MARKET VALUE OF THE RESERVES. ALTHOUGH THE ESTIMATES OF RESERVES AND PRESENT WORTH VALUE THEREOF CONTAINED IN THE MCDANIEL REPORTS ARE CONSIDERED REASONABLE, FUTURE PERFORMANCE MAY VARY FROM THE FORECASTS PRESENTED THEREIN AND MAY JUSTIFY EITHER AN INCREASE OR DECREASE OF RESERVES. Assumptions relating to costs, prices for future production, and other matters are summarized below and in the notes following the table. The McDaniel Reports are based, in part, on data supplied by the Corporation and, in part, on McDaniel's opinion of reasonable practice in the industry. Certain factual data was supplied to McDaniel by the Corporation and was relied on by McDaniel in preparing its reports. The data includes ownership, geological and production data, costs, contracts and relevant documents. Capital costs and drilling and workover costs were estimated by McDaniel based on information provided by the Corporation. In the absence of such data or information, McDaniel relied upon its opinion of reasonable practice in the industry.

                                               ESTIMATED PRESENT WORTH VALUE BEFORE AND AFTER
                                                     INCOME TAX ON A CONSTANT PRICE BASIS

                                         ESTIMATED PRESENT WORTH VALUE BEFORE INCOME TAX(3)(4)(5)(6)
                                   --------------------------------------------------------------------------
                                                                     Discounted at
                                                    ---------------------------------------------------------
                                   Undiscounted         5%             10%             15%             20%
                                   -------------    ---------       ---------       ---------       ---------
                                       ($M)            $M)            ($M)            ($M)             ($M)

Proved Developed Producing(1)       2,625,321       2,293,354       2,041,475       1,844,427       1,686,317

Proved Undeveloped(1)               1,944,376       1,464,307       1,154,874         943,162         791,181

Total Proved(1)                     4,569,697       3,757,660       3,196,349       2,787,589       2,477,498

Probable Reserves(2)                1,994,277       1,431,647       1,080,574         848,130         686,532

Proved Plus Probable Unrisked(2)    6,563,974       5,189,308       4,276,923       3,635,719       3,164,030


                                            ESTIMATED PRESENT WORTH VALUE AFTER INCOME TAX(3)(4)(5)(6)
                                   --------------------------------------------------------------------------
                                                                     Discounted at
                                                    ---------------------------------------------------------
                                   Undiscounted         5%             10%             15%             20%
                                   -------------    ---------       ---------       ---------       ---------
                                       ($M)            $M)            ($M)            ($M)             ($M)
Proved Developed Producing(1)        1,605,408       1,400,555       1,245,704       1,124,873       1,028,087

Proved Undeveloped(1)                1,123,396         826,832         638,969         512,375         422,702

Total Proved(1)                      2,728,804       2,222,387       1,884,673       1,637,248       1,450,789

Probable Reserves(2)                 1,143,668         812,829         606,971         471,099         376,974

Proved Plus Probable Unrisked(2)     3,872,472       3,040,216       2,491,644       2,108,347       1,827,763

                                     ESTIMATED RESERVES BEFORE INCOME TAX
                                          ON A CONSTANT PRICE BASIS

                                                       ESTIMATED RESERVES NET TO THE CORPORATION
                                              ----------------------------------------------------------
                                               LIGHT AND MEDIUM CRUDE OIL           NATURAL GAS
                                              ---------------------------   ----------------------------
                                              PRE ROYALTY    POST ROYALTY   PRE ROYALTY     POST ROYALTY
                                                  TAX            TAX            TAX             TAX
                                              -----------    ------------   -----------     ------------
                                                        (mbbls)                        (bcf)
Proved Developed Producing(1).............       203.14        189.28           0.00           0.00
Proved Undeveloped(1).....................       145.33        136.00          26.37          24.39
Total Proved(1)...........................       348.47        325.28          26.37          24.39
Probable Reserves(2)......................       141.56        130.14           6.20           5.73
Proved Plus Probable Unrisked(2)..........       490.03        455.42          32.58          30.12

                     TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
               AS OF DECEMBER 31, 2003, CONSTANT PRICES AND COSTS

                                                                                            FUTURE                 FUTURE
                                                                                             NET                     NET
                                                                              WELL         REVENUE                 REVENUE
                                                                        ABANDONMENT AND     BEFORE                  AFTER
  RESERVES                                 OPERATING     DEVELOPMENT      RECLAMATION       INCOME     INCOME      INCOME
  CATEGORY       REVENUE      ROYALTIES      COSTS          COSTS            COSTS          TAXES       TAXES       TAXES
  --------       -------      ---------    ---------     -----------    ---------------   ---------   ---------   ---------
                   ($M)         ($M)          ($M)           ($M)             ($M)           ($M)       ($M)        ($M)
Proved
Reserves(1)     6,369,862      424,138     1,157,489       206,766           11,772       4,569,697   1,840,893   2,728,804
Proved Plus
Probable
Reserves(2)     8,952,705      632,403     1,448,979       294,271           13,078       6,563,974   2,691,502   3,872,472


                     FUTURE NET REVENUE BY PRODUCTION GROUP
               AS OF DECEMBER 31, 2003, CONSTANT PRICES AND COSTS

                                                                                                FUTURE NET REVENUE
      RESERVES CATEGORY                               PRODUCTION GROUP                        BEFORE INCOME TAXES(3)
-------------------------------    -------------------------------------------------------    ------------------------
                                                                                                  (discounted at
                                                                                                     10%/year)
                                                                                                       ($M)

Proved Reserves(1)                 Light and Medium Crude Oil (including solution gas                3,196,349
                                   and other by-products)

                                   Heavy Oil (including solution gas and other                           --
                                   by-products)

                                   Natural Gas (including by-products but excluding                      --
                                   solution gas and by-products from oil wells)

Proved Plus Probable               Light and Medium Crude Oil (including solution gas                4,276,923
Reserves(2)                        and other by-products)

                                   Heavy Oil (including solution gas and other                           --
                                   by-products)

                                   Natural Gas (including by-products but excluding                      --
                                   solution gas and by-products from oil wells)

Notes:

         (1) "Proved reserves" are those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

                  "Proved developed producing reserves" are those proved reserves that are actually on production. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Corporation's reserves in the area.

                  "Proved undeveloped reserves" are those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

                  "Proved developed non-producing reserves" have not been defined separately. Proved developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown. In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. McDaniel have allocated reserves to categories of 'proved developed producing' and 'proved undeveloped' and as such have not subdivided the 'proved developed non-producing reserves' from the 'proved undeveloped reserves'.

         (2) "Probable reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

          (3) "Estimated present worth values before income tax" is the estimated present worth values of the future cash flows derived from the sale of the Corporation's estimated reserves after giving effect to estimated capital expenditures, royalties and operating and marketing expenses, but excluding any withholding taxes or other taxes on earnings. These estimates take account of Kazakhstan general and administrative expenses. The values do not necessarily represent fair market value.

         (4) The Corporation's share of capital expenditures is estimated on an escalated price basis at approximately $307.42 million, approximately $294.27 million on a constant price basis, over the entire life of the fields including development of 100.0% of the probable reserves. This amount includes projected expenditures of $92.31 million, $76.82 million and $48.45 million, respectively, for the 2004, 2005 and 2006 calendar years on an escalated price basis and $92.31 million, $75.32 million and $46.57 million, respectively, for the 2004, 2005 and 2006 calendar years on a constant price basis.

         (5) The constant price basis utilized by McDaniel assumes the continuance of current laws and regulations. In preparing its constant price basis report, McDaniel used $18.20/bbl of crude oil, the last transaction price the Corporation received for oil in 2003 and used $1.05/mcf of natural gas and assumed the Corporation would have received the same price had its other fields been producing.

         (6) The volume of production (including royalties) estimated for 2004, the first year reflected in the proved plus probable estimates of present worth value of future net revenue, are 59 mbbls of oil and 3.1 bcf of natural gas (Kumkol South accounts for 17.6 mbbls and Kumkol North 13.0 mbbls).


                                                ESTIMATED PRESENT WORTH VALUE BEFORE AND AFTER
                                                    INCOME TAX ON AN ESCALATING PRICE BASIS

                                       ESTIMATED PRESENT WORTH VALUE BEFORE INCOME TAX(3)(4)(6)(7)
                                   --------------------------------------------------------------------------
                                                                     Discounted at
                                                    ---------------------------------------------------------
                                   Undiscounted         5%             10%             15%             20%
                                   -------------    ---------       ---------       ---------       ---------
                                       ($M)            $M)            ($M)            ($M)             ($M)
Proved Developed
Producing(1)...............           1,816,701      1,611,516     1,454,169      1,329,811         1,229,037
                                      1,431,931      1,053,369      816,652        658,758           547,737
Proved Undeveloped(1)......
                                      3,248,632      2,664,885    2, 270,821      1,988,568         1,776,774
Total Proved(1)............
                                      1,545,370      1,076,751      794,011        612,211           488,928
Probable Reserves(2).......

Proved Plus Probable                  4,794,002      3,741,636     3,064,832      2,600,779         2,265,702
Unrisked(2)................


                                           ESTIMATED PRESENT WORTH VALUE AFTER INCOME TAX(3)(4)(6)(7)
                                   --------------------------------------------------------------------------
                                                                     Discounted at
                                                    ---------------------------------------------------------
                                   Undiscounted         5%             10%             15%             20%
                                   ------------     ---------       ---------       ---------       ---------
                                       ($M)            $M)            ($M)            ($M)             ($M)
Proved Developed
Producing(1)...............           1,151,731      1,018,863        917,445        837,578        773,039
                                       858,371        617,335         468,841        371,097        303,172
Proved Undeveloped(1)......
                                      2,010,102      1,636,198       1,386,286      1,208,675      1,076,211
Total Proved(1)............
                                       895,085        617,245         450,361        343,540        271,444
Probable Reserves(2).......

Proved Plus Probable                  2,905,188      2,253,442       1,836,647      1,552,215      1,347,655
Unrisked(2)................

                 ESTIMATED RESERVES ON AN ESCALATING PRICE BASIS

                                                             ESTIMATED RESERVES NET TO THE CORPORATION
                                               -----------------------------------------------------------------------
                                                  LIGHT AND MEDIUM CRUDE OIL                   NATURAL GAS
                                               ---------------------------------    ----------------------------------
                                                PRE ROYALTY       POST ROYALTY       PRE ROYALTY        POST ROYALTY
                                                    TAX               TAX                TAX                TAX
                                               ---------------   ---------------    ---------------    ---------------
                                                            (mbbls)                                (bcf)
Proved Developed Producing(1).............         203.14            189.26              0.00               0.00
Proved Undeveloped(1).....................         145.33            136.05             26.37              24.40
Total Proved(1)...........................         384.47            325.31             26.37              24.40
Probable Reserves(2)......................         141.56            130.15              6.20               5.74
Proved Plus Probable Unrisked(2)..........         490.03            455.46             32.58              30.13


                                       TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
                               AS OF DECEMBER 31, 2003, ESCALATING PRICES AND COSTS

                                                                                        FUTURE                     FUTURE
                                                                           WELL           NET                       NET
                                                                        ABANDONMENT     REVENUE                   REVENUE
                                                                            AND         BEFORE                     AFTER
  RESERVES                               OPERATING      DEVELOPMENT     RECLAMATION     INCOME       INCOME        INCOME
  CATEGORY       REVENUE    ROYALTIES      COSTS           COSTS           COSTS         TAXES        TAXES        TAXES
------------    ---------   ---------    ---------      -----------     -----------    ---------    ---------    ---------
                  ($M)         ($M)         ($M)           ($M)            ($M)          ($M)         ($M)          ($M)
Proved
Reserves(1)     5,120,030    338,250     1,303,429        215,151         14,569       3,248,632    1,238,530    2,010,102
Proved   Plus
Probable
Reserves(2)     7,279,373    509,140     1,652,174        307,419         16,639       4,794,002    1,888,814    2,905,188


                                        FUTURE NET REVENUE BY PRODUCTION GROUP
                                  AS OF DECEMBER 31, 2003, ESCALATING PRICES AND COSTS

                                                                                                FUTURE NET REVENUE
      RESERVES CATEGORY                               PRODUCTION GROUP                          BEFORE INCOME TAXES
-------------------------------    -------------------------------------------------------    ------------------------
                                                                                                  (discounted at
                                                                                                     10%/year)
                                                                                                       ($M)
Proved Reserves(1)                 Light and Medium Crude Oil (including solution gas                2,270,821
                                   and other by-products)

                                   Heavy Oil (including solution gas and other                           --
                                   by-products)

                                   Natural Gas (including by-products but excluding                      --
                                   solution gas from oil wells)

Proved Plus Probable               Light and Medium Crude Oil (including solution gas                3,064,832
Reserves(2)                        and other by-products)

                                        FUTURE NET REVENUE BY PRODUCTION GROUP
                                  AS OF DECEMBER 31, 2003, ESCALATING PRICES AND COSTS

                                                                                                FUTURE NET REVENUE
      RESERVES CATEGORY                               PRODUCTION GROUP                          BEFORE INCOME TAXES
-------------------------------    -------------------------------------------------------    ------------------------
                                                                                                  (discounted at
                                                                                                     10%/year)
                                                                                                       ($M)
                                   Heavy Oil (including solution gas and other                           --
                                   by-products)

                                   Natural Gas (including by-products but excluding                      --
                                   solution gas from oil wells)

Notes:

         (1) "Proved reserves" are those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

                  "Proved developed producing reserves" are those proved reserves that are actually on production. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Corporation's reserves in the area.

                  "Proved undeveloped reserves" are those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

                  "Proved developed non-producing reserves" have not been defined separately. Proved developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown. In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. McDaniel have allocated reserves to categories of 'proved developed producing' and 'proved undeveloped' and as such have not subdivided the 'proved developed non-producing reserves' from the 'proved undeveloped reserves'.

         (2) "Probable reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

          (3) "Estimated present worth values before income tax" is the estimated present worth values of the future cash flows derived from the sale of the Corporation's estimated reserves after giving effect to estimated capital expenditures, royalties and operating and marketing expenses, but excluding any withholding taxes or other taxes on earnings. These estimates take account of Kazakhstan general and administrative expenses. The values do not necessarily represent fair market value.

         (4) The Corporation's share of capital expenditures is estimated on an escalated price basis at approximately $307.42 million, approximately $294.27 million on a constant price basis, over the entire life of the fields including development of 100.0% of the probable reserves. This amount includes projected expenditures of $92.31 million, $76.82 million and $48.45 million, respectively, for the 2004, 2005 and 2006 calendar years on an escalated price basis and $92.31 million, $75.32 million and $46.57 million, respectively, for the 2004, 2005 and 2006 calendar years on a constant price basis.

         (5) The escalated price basis assumes the continuance of current laws and regulations. The escalated product prices forecast in the McDaniel Reports represent McDaniel's best estimate of future product prices. Political and economic uncertainties in Kazakhstan and internationally may result in prices different from those used in the McDaniel Reports. The prices and escalation factors used in this escalated price basis are set out below in the table entitled "McDaniel and Associates Consultants Ltd. Summary of Price Forecasts for Escalating Case, January 1, 2004".

         (6) The volume of production (including royalties) estimated for 2004, the first year reflected in the proved plus probable estimates of present worth value of future net revenue, are 59 mbbls of oil and 3.1 bcf of natural gas (Kumkol South accounts for 17.6 mbbls and Kumkol North 13.0 mbbls).


                                     MCDANIEL & ASSOCIATES CONSULTANTS LTD.
                          SUMMARY OF PRICE FORECASTS FOR ESCALATING CASE, JANUARY 1, 2004

                                               KUMKOL/BRENT
            WTI CRUDE OIL    BRENT CRUDE    DIFFERENTIAL WITH    KUMKOL PRICE WITH     INFLATION      NATURAL GAS
   YEAR         PRICE         OIL PRICE        KAM PIPELINE        KAM PIPELINE         FORECAST         PRICE
              ($US/Bbl)       ($US/Bbl)          ($US/Bbl)           ($US/Bbl)            (%)          ($US/Bbl)

   2004         29.00           27.50             11.41                16.09              2.0            1.05
   2005         26.50           24.97             11.18                13.79              2.0            1.05
   2006         25.50           23.94             10.96                12.98              2.0            1.07
   2007         25.00           23.41             10.74                12.67              2.0            1.09
   2008         25.00           23.38             10.52                12.85              2.0            1.11
   2009         25.50           23.84             10.31                13.53              2.0            1.14
   2010         26.00           24.31             10.11                14.20              2.0            1.16
   2011         26.50           24.78              9.91                14.87              2.0            1.18
   2012         27.00           25.24              9.71                15.54              2.0            1.21
   2013         27.50           25.71              9.51                16.19              2.0            1.23
   2014         28.10           26.27              9.32                16.95              2.0            1.25
   2015         28.70           26.83              9.14                17.70              2.0            1.28
   2016         29.30           27.40              9.00                18.40              2.0            1.31
   2017         29.90           27.96              9.00                18.96              2.0            1.33
   2018         30.50           28.52              9.00                19.52              2.0            1.36
   2019         31.10           29.08              9.00                20.08              2.0            1.39
   2020         31.70           29.64              9.00                20.64              2.0            1.41
   2021         32.30           30.20              9.00                21.20              2.0            1.44
   2022         32.90           30.76              9.00                21.76              2.0            1.47
   2023         33.60           31.41              9.00                22.41              2.0            1.50

-----------------------

PRICING ASSUMPTIONS:

(1) WTI and Brent price forecast based on the McDaniel January 1, 2004 price forecast. Brent to Kumkol field differentials were forecast to reduce by 4 % per year to a minimum of $9.00/bbl. Kumkol field prices are forecast after deduction of VAT.

(2) The average Platt's Brent for 2003 was $28.83/bbl and the average differential was $14.11/bbl.

                     MCDANIEL & ASSOCIATES CONSULTANTS LTD.
          SUMMARY OF PRICE FORECASTS FOR CONSTANT CASE, JANUARY 1, 2004

                              INFLATION
   YEAR      KUMKOL PRICE      FORECAST     NATURAL GAS PRICE
              ($US/Bbl)           %              ($US/mcf)

   2004         18.20            0.0               1.05
   2005         18.20            0.0               1.05
   2006         18.20            0.0               1.05
   2007         18.20            0.0               1.05
   2008         18.20            0.0               1.05
   2009         18.20            0.0               1.05
   2010         18.20            0.0               1.05
   2011         18.20            0.0               1.05
   2012         18.20            0.0               1.05
   2013         18.20            0.0               1.05
   2014         18.20            0.0               1.05
   2015         18.20            0.0               1.05
   2016         18.20            0.0               1.05
   2017         18.20            0.0               1.05
   2018         18.20            0.0               1.05
   2019         18.20            0.0               1.05
   2020         18.20            0.0               1.05
   2021         18.20            0.0               1.05
   2022         18.20            0.0               1.05
   2023         18.20            0.0               1.05

---------------------------

PRICING ASSUMPTIONS:

         (1)      The Kumkol price is the oil price received in December 2003.

                         RECONCILIATION OF NET RESERVES
                            BY PRINCIPAL PRODUCT TYPE

                            CONSTANT PRICES AND COSTS
                               (POST ROYALTY TAX)

                                                                                ASSOCIATED AND
                                   LIGHT AND MEDIUM OIL                       NON-ASSOCIATED GAS
                        ---------------------------------------       ---------------------------------
                                                       NET                                       NET
                                                      PROVED                                    PROVED
                           NET             NET         PLUS                                      PLUS
     FACTORS             PROVED         PROBABLE     PROBABLE         PROVED      PROBABLE     PROBABLE
-----------------       --------        ---------    ----------       -------     --------    ---------
                          (mbbl)          (mbbl)       (mbbl)         (bscf)       (bscf)       (bscf)

December 31, 2002        330.59          150.25       480.83           18.71        6.26        24.97
  Extensions              12.95           -0.14        12.80            0.00        0.00         0.00
  Improved
  Recovery                 0.00            0.00         0.00            0.00        0.00         0.00
  Technical
  Revisions               32.24          -19.96        12.28            5.67       -0.52         5.15
  Discoveries              0.00            0.00         0.00            0.00        0.00         0.00
  Acquisitions             0.00            0.00         0.00            0.00        0.00         0.00
  Dispositions             0.00            0.00         0.00            0.00        0.00         0.00
  Economic
  Factors                  0.00            0.00         0.00            0.00        0.00         0.00
  Production             -50.50            0.00       -50.50            0.00        0.00         0.00
December 31, 2003        325.28          130.14       455.42           24.39        5.73        30.12

      RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE
                           DISCOUNTED AT 10% PER YEAR


                       PROVED RESERVES -CONSTANT PRICES AND COSTS

                                   PERIOD AND FACTOR                                           2003 ($M)
         -------------------------------------------------------------------------------------------------
         Estimated Future Net Revenue at Beginning of Year Before Tax(1)                       2,469,788
         Estimated Future Tax at Beginning of Year(2)                                          1,010,374
                                                                                             -------------
         ESTIMATED FUTURE NET REVENUE AT BEGINNING OF YEAR                                     1,459,414
         Oil and Gas Sales During the Period Net of Royalties and Production Costs (3)         (267,539)
         Changes due to Prices (4)                                                              663,091
         Original forecasted 2003 Development Cost(5)                                           147,049
         Changes in Estimated Future Development Costs (6)                                       17,996
         Extensions and Improved Recovery(7)                                                    127,216
         Discoveries                                                                               --
         Acquisitions of Reserves                                                                  --
         Dispositions of Reserves                                                                  --
         Net Change Resulting from Revisions in Quantity Estimates(8)                          (893,285)
         Accretion of Discount                                                                  246,979
         Net Change in Income Taxes(9)                                                          383,752
                                                                                             -------------
         ESTIMATED FUTURE NET REVENUE AT END OF YEAR                                           1,884,673

Notes:

         (1)      McDaniel's January 1, 2003 Evaluation.

         (2) Effective Tax Rate defined by McDaniel's January 1, 2004 Evaluation applied to the 'Estimated Future Net Revenue at Beginning of Year Before Tax'.

         (3) Based on the actual segmented Upstream revenue defined on FS11 of the 2003 Annual Report (Net Income adjusted for Interest, DD&A and Foreign Exchange losses).

         (4) Represents the effect of the difference in the estimated crude oil price between the McDaniel Reports as at January 1, 2003 and January 1, 2004.

         (5)      Estimated 2003 Development Cost at the beginning of the year.

         (6) Calculated by adding the 2003 estimated development costs to the end of year future development costs and re-basing this to the beginning of the year.

         (7) Calculated by applying the ratio of the proved reserves additions (associated with this category) to the total proved reserves to the end of the year, before tax.

         (8) Represents the monetary effect of changes in assumptions and estimates not included in any other specific reconciling item.

         (9) Calculated as the difference in the future tax liability estimated at the beginning of the year to the future tax liability estimated at the end of the year, but adjusting for the tax paid in 2003 (as defined by the Upsteam segmented tax on FS11 of the 2003 Annual Report).

         PROVED UNDEVELOPED RESERVES

         Light and Medium Crude Oil

         "Proved undeveloped reserves" are those proved reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required. The Corporation's undeveloped reserves range from infill opportunities (such as recompletions and commingling) on the mature developed assets, like Kumkol South, to drilling new producers and injectors to develop new areas on existing less mature assets like the KAM Fields. Recompletions refer to cases where a well is currently producing on one zone, but, when appropriate, could be produced from another zone and commingling is where production is combined from several zones in the same well allowing a well to produce more oil. Expenditures required for recompletions and commingling are typically much less than drilling a new well. It is estimated that 106 (77 net) new producers, 38 (26 net) injectors and 75 (58 net) recompletions will be required to develop 145 mmbbls of (net) proved undeveloped reserves. The Corporation places great emphasis on the timely transfer of these reserves into the proved producing category; of the total development capital expenditure 85% is associated with the next 5 years.

         Natural Gas

         The Corporation's undeveloped gas reserves will be developed in association with the oil reserves and, as such, do not require separate development expenditure.


         PROBABLE UNDEVELOPED RESERVES

         Light and Medium Crude Oil

         "Probable undeveloped reserves" are those probable reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required. It is estimated that an additional 77 (53 net) new producers, 15 (9 net) injectors and 52 (34 net) recompletions will be required to develop the Corporation's probable undeveloped reserves. These reserves exist as either upside on the proved undeveloped reserves, or as further extensions of existing fields, which require more development activity. As with the proved undeveloped reserves, the majority of the associated capital expenditure occurs within the next 5 years.

         Natural Gas

         The Corporation's undeveloped gas reserves will be developed in association with the oil reserves and, as such, do not require separate development expenditure.

         SIGNIFICANT FACTORS OR UNCERTAINTIES

         Because the reserves data is based on judgments regarding future events, actual results will vary and the variations may be material.

                                           DEVELOPMENT COSTS DEDUCTED IN THE ESTIMATE OF FUTURE NET REVENUE

                                      CONSTANT PRICES
                                         AND COSTS                                FORECAST PRICES AND COSTS
                                            $M                                               $M
                               ----------------------------      ---------------------------------------------------------
                                                                                                TOTAL PROVED PLUS PROBABLE
                                   TOTAL PROVED RESERVES            TOTAL PROVED RESERVES                RESERVES
                                ---------------------------      --------------------------    ---------------------------
                                                 Discounted                      Discounted                     Discounted
                                Undiscounted       at 10%        Undiscounted      at 10%      Undiscounted        at 10%
                                ------------     ----------      ------------    ----------    ------------     ----------
2004......................         78,395          74,747           78,395         74,747         92,312          88,016
2005......................         50,802          44,034           51,818         44,915         76,823          66,589
2006......................         28,910          22,781           30,078         23,701         48,453          38,180
2007......................         13,955          9,997            14,809         10,609         26,584          19,044
2008......................          7,671          4,995             8,303          5,407         14,125          9,199

         Future developments will be financed from existing cash resources and current and future cashflows.

         OIL AND GAS WELLS

         The following table sets forth the number and status of oil wells in Kazakhstan in which the Corporation had an interest as of December 31, 2003, which are producing, or which it considers to be capable of production but which are not producing due to lack of available transportation facilities, available markets or other reasons:

            NAME OF FIELD                        PRODUCING WELLS                 SHUT-IN WELLS(1)
--------------------------------------    ------------------------------   ------------------------------
                                            GROSS(2)           NET(3)        GROSS(2)          NET(3)
--------------------------------------    -------------    -------------   -------------    -------------
Kumkol South.........................         158              158              25                25
South Kumkol.........................          23               23               0                 0
Kyzylkiya............................          19               19               4                 4
Aryskum..............................          16               16               4                 4
Maibulak.............................           9                9               1                 1
East Kumkol..........................           5                5               2                 2
Kumkol North.........................         204              102               7               3.5
Akshabulak...........................          16                8               1                .5
Nurali...............................           6                3               1                .5
Aksai................................           4                2               1                .5
                                          -------------    -------------   -------------    -------------
     Total..............................      460              345              50               44
                                          =============    =============   =============    =============

Notes:

         (1) "Shut-in wells" mean wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

         (2) "Gross" wells are defined as the total number of wells in which the Corporation has an interest.

         (3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage of working interest therein.

         DRILLING ACTIVITIES

         The following table summarizes the Corporation's drilling results for the years ended December 31, 2003:

                                                      YEAR ENDED DECEMBER 31, 2003
                          -----------------------------------------------------------------------------------
                                       GROSS(1)                                           NET(2)
                          ----------------------------------               ----------------------------------
                          Exploratory            Development               Exploratory            Development
                          -----------            -----------               -----------            -----------
Oil wells..........            4                     42                         3.0                   27.0
Natural Gas Wells..            -                      -                          -                      -
Service Wells......            -                      3                          -                     1.5
Dry and abandoned..            1                      -                         1.0                     -
                          -----------            -----------               -----------            -----------
Total..............            5                     45                         4.0                   28.5
                          ===========            ===========               ===========            ===========


                                                      YEAR ENDED DECEMBER 31, 2003
                          -----------------------------------------------------------------------------------
                                       GROSS(1)                                           NET(2)
                          ----------------------------------               ----------------------------------
                          Exploratory            Development               Exploratory            Development
                          -----------            -----------               -----------            -----------
Oil wells..........            2                     61                         2.0                   37.0
Natural Gas Wells..            -                      -                          -                      -
Service Wells......            -                      7                          -                     4.0
Dry and abandoned..            2                      -                         2.0                     -
                          -----------            -----------               -----------            -----------
Total..............            4                     68                         4.0                   41.0
                          ===========            ===========               ===========            ===========

Notes:

         (1) "Gross" wells are defined as the total number of wells completed in 2003 in which the Corporation has an interest.

         (2) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Company's percentage of interest therein.

         NON-PRODUCING PROPERTIES

         The East Kumkol field was on test production in 2003 but is now shut in awaiting award of the hydrocarbon contract from the government, which is anticipated in the third quarter of 2004.

         PROPERTIES WITH NO ATTRIBUTED RESERVES

         The Corporation has exploration acreages of 1,524,237 acres (gross) or 1,259,329 acres (net) in the three licenses, 260D-1 (100% equity), 952 (100% equity) and 951-D (75% equity). Total financial commitments amount to $8 million up to June 24, 2005.

         ABANDONMENT AND RECLAMATION COSTS

         The Corporation estimates abandonment and reclamation costs of $73.4 million (net) through internal assessment. No salvage value has been assumed in this estimation. A total of 569 wells (net to the Corporation) will be abandoned.

         PRODUCTION HISTORY

         The following table shows the Corporation's average working interest sales volume before deduction of royalties payable to others, average netbacks received and net oil and gas capital expenditures incurred for each of the last four fiscal quarters and the year then ended:

                                                    AVERAGE DAILY PRODUCTION

                                                        THREE MONTHS ENDED
                                   --------------------------------------------------------------      YEAR ENDED
                                    MAR. 31/03      JUNE 30/03      SEPT. 30/03      DEC. 31/03        DEC. 31/03
                                   ------------    ------------    --------------    ------------    ---------------
Natural gas (mmcfd)(1)........          -               -                -                -                -
Light/medium crude oil               140,765         145,066          154,712          164,559          151,349
(bopd)(1).....................
NGL (bopd)(1).................          -               -                -                -                -
                                   ------------    ------------    --------------    ------------    ---------------
       Total liquids (bopd)(1)       140,765         145,066          154,712          164,559          151,349
                                   ============    ============    ==============    ============    ===============

Note:

         (1)      Before deduction of royalties.


                              PRODUCTION VOLUMES FOR YEAR ENDED DECEMBER 31, 2003


                                           LIGHT/MEDIUM CRUDE
                                                   OIL
                                                (MMBBLS)                 NATURAL GAS                   NGL
                                          ----------------------    ----------------------    ----------------------
Kumkol South........................             21.45                        0                         0
Kumkol North........................             10.86                        0                         0
South Kumkol........................             10.90                        0                         0
East Kumkol.........................              0.00                        0                         0
North Nurali........................              0.17                        0                         0
Kyzylkya............................              2.89                        0                         0
Aryskum.............................              2.56                        0                         0
Maibulak............................              0.38                        0                         0
Akshabulak..........................              5.70                        0                         0
Nurali..............................              0.24                        0                         0
Aksai...............................              0.08                        0                         0
                                          ----------------------    ----------------------    ----------------------
     Total................................       55.24                        0                         0
                                          ======================    ======================    ======================

                                                          CRUDE OIL EXPORT NETBACKS

                                                        THREE MONTHS ENDED
                                   --------------------------------------------------------------      YEAR ENDED
                                    MAR. 31/03      JUNE 30/03      SEPT. 30/03      DEC. 31/03        DEC. 31/03
                                   ------------    ------------    --------------    ------------    ---------------
                                   ($ per bbl)     ($ per bbl)      ($ per bbl)      ($ per bbl)      ($ per bbl)

Net sales price achieved......        23.21           18.56            21.56            22.21            21.32
Transportation costs..........       (8.32)          (7.98)           (7.75)           (6.63)            (7.21)
Production and refining costs.       (1.36)          (1.32)           (1.11)           (1.03)            (1.19)
Purchase of crude oil.........          -               -                -                -                -
Royalty.......................       (0.75)          (0.94)           (1.73)           (1.68)            (1.27)
Selling costs.................       (0.16)          (0.17)           (0.24)           (0.17)            (0.19)
General and administrative....       (0.61)          (0.58)           (0.59)           (0.61)            (0.59)
                                   ------------    ------------    --------------    ------------    ---------------
Total....                             12.01           7.57             10.14            12.09            10.87
                                   ============    ============    ==============    ============    ===============


                                                        NET OIL AND GAS CAPITAL EXPENDITURES

                                                        THREE MONTHS ENDED
                                   --------------------------------------------------------------      YEAR ENDED
                                    MAR. 31/03      JUNE 30/03      SEPT. 30/03      DEC. 31/03        DEC. 31/03
                                   ------------    ------------    --------------    ------------    ---------------
                                      ($MM)           ($MM)            ($MM)           ($MM)             ($MM)
Development wells.............        3,921           9,497           12,718           30,631            56,767
Facilities and equipment......       36,735          18,811           13,743           22,712            92,002
Exploration...................        3,916           4,545            7,885           18,019            34,365
Property acquisitions, net of
dispositions..................          -               -                -                -                -
                                   ------------    ------------    --------------    ------------    ---------------
         Total................       44,572          32,853           34,346           71,362           183,134
                                   ============    ============    ==============    ============    ===============

         LICENSING

         The Kazakhstan government owns the crude oil and natural gas in the subsoil of Kazakhstan. It grants to producers exploration, production or exploration and production licenses for fixed periods of time. When commercial discoveries are made, a producer holding an exploration or production license must negotiate a hydrocarbon contract with respect to the production zones granted in the related production license, unless a hydrocarbon contract was previously negotiated in the exploration and production license. Recoverable reserves may only be marketed from a production area by a producer following the negotiation and execution of a hydrocarbon contract. The negotiation of a hydrocarbon contract is a complex process requiring the agreement of a number of governmental ministries and preparation of economic models with financial expenditure commitments. In the event a hydrocarbon contract cannot be negotiated, a producer risks losing all rights to its exploration and/or production licenses. In addition, the producer and a governmental design institute must formulate a development plan for each field specifying detailed drilling and production targets. The development plan may be periodically modified with the approval of the Kazakhstan government in order to reflect changing circumstances. Default by a producer under the terms of a license and related hydrocarbon contract or development plan can result in the loss of a production license and related hydrocarbon contract and, accordingly, all production rights.

         PKKR holds exploration and production licenses to the Kumkol South and South Kumkol fields and the KAM Fields. Turgai Petroleum holds the exploration and production license for Kumkol North. Kazgermunai holds the exploration and production licenses for the Akshabulak, Nurali and Aksai fields. In addition, PKKR holds three exploration licenses for undeveloped property covering a total of 1,259,329 (net) acres in the South Turgai Basin. Hydrocarbon contracts for Kumkol South, Kumkol North, South Kumkol and Kyzylkia, Aryskum and Maibulak fields have been negotiated and executed. The foundation agreement for Kazgermunai, as amended and supplemented, effectively serves as the hydrocarbon contract for the Akshabulak, Nurali and Aksai fields.

         KUMKOL NORTH FIELD. The Kumkol North exploration and production license was issued to Turgai Petroleum in December 1995, for a 25-year period. Under the license, Turgai Petroleum is required to spend at least $1.4 million on a 3D seismic with processing and interpretation covering a 100 square kilometre area. The 3D seismic was completed. The hydrocarbon contract for Kumkol North was entered into on April 26, 1996, for a term expiring December 20, 2020, subject to an extension upon application by Turgai Petroleum. The hydrocarbon contract may be terminated if Turgai Petroleum is in material default of the covenants under that contract. The development plan for Kumkol North was revised in June 1999. Under the revised development plan for Kumkol North, Turgai Petroleum committed to invest a specific amount in development of the Kumkol North field. Under the PKKR Share-Sale Purchase Agreement, PKKR has the contractual right to have the license for Kumkol North reissued to it if the existing Kumkol North license is cancelled. The Corporation cannot provide any assurances that the license would be reissued or reissued in a timely manner to PKKR or that such reissued license would be on more favourable terms than the existing Kumkol North license.

         KUMKOL SOUTH FIELD. The exploration and production license for Kumkol South was issued to PKKR in November 1996, but the period of validity is from February 1996, for a 25-year period. The hydrocarbon contract for Kumkol South was entered into in December 1996, and expires on February 1, 2021, but may be extended upon the Corporation's application. The hydrocarbon contract may be relinquished at the Corporation's option or may be terminated by the Kazakhstan government if the Corporation is in material default of its covenants under the hydrocarbon contract. Under the terms of the license, PKKR is obligated to provide a program for utilization of gas. In September 2000, PKKR entered into an agreement with the Kyzylorda Oblast, Kazgermunai, a number of Kazakhstan government ministries and a number of other parties whereunder the parties agreed to cooperate with respect to determining an appropriate gas utilization program. In early 2001, the Corporation concluded discussions with Kazakhstan government authorities to arrive at an agreement for the utilization of associated gas pursuant to this agreement. As a result of these discussions, the Corporation received full government approval to install a 55-megawatt electrical power plant (the "KUMKOL POWER PLANT") in the Kumkol field to use associated gas from the Kumkol South, South Kumkol and Kumkol North fields. The plant was completed in 2003 and reached its full capacity in early 2004. In addition, as a joint venture partner in the Akshabulak field, the Corporation is participating in a project to provide natural gas to the Kyzylorda region.

         SOUTH KUMKOL FIELD. The exploration and production license for the South Kumkol field was issued to PKKR in December 1996. The license is for a 25-year period starting on February 1996, of which the first two years were considered the final exploration phase, the following year was considered the field construction phase and the remaining 22 years are considered the production phase. During the final exploration phase, PKKR was required to, and has satisfied its obligations to, spend at least $3.3 million and drill at least three wells with a combined depth of 5,700 metres. Under this license, PKKR is obligated to provide a program for utilization of gas. The agreement referred to above with respect to the Kumkol South field is applicable to this field. It is intended that associated gas from this field will be utilized by the Kumkol Power Plant. The hydrocarbon contract for the South Kumkol field was entered into on June 9, 1997, and expires on December 10, 2021 but may be extended upon the Corporation's application. The hydrocarbon contract may be relinquished at the Corporation's option or may be terminated if it is in material default of its covenants under the hydrocarbon contract.

         AKSHABULAK FIELD. The exploration and production license for the Akshabulak field was issued to Kazgermunai for a 30-year period beginning on March 1, 1994. Although subject to adjustment, the license requires Kazgermunai to invest $200.5 million from 1996 to 2001. Kazgermunai has advised that, to date, a total of $170.5 million has been invested. The Corporation expects that the full investment commitment will be met by Kazgermunai by the end of 2004. In part to satisfy this commitment, Kazgermunai was required, as of December 31, 2001, to construct infrastructure facilities on the Akshabulak field, including a 24,300 bopd capacity pipeline, an oil collecting and processing facility with a minimum capacity of 20,000 bopd, and drill 35 wells. Kazgermunai is expected to complete the drilling requirement in 2004. Processing facilities with a capacity of 25,000 bopd have been put in place in this field. A second phase of development has been designed to significantly increase production capacity to over 76,000 bopd. The approval for this second phase is under consideration. The foundation agreement for Kazgermunai effectively serves as the hydrocarbon contract for the Akshabulak field.

         NURALI FIELD. The exploration and production license for the Nurali field was issued to Kazgermunai in November 1996, for a 30-year period beginning on March 1, 1994. The license, as amended in April 1999, required Kazgermunai to incur expenditures of at least $1.0 million in 2000 and $200,000 in 2001. Kazgermunai has satisfied the capital commitments under this license. Kazgermunai must have an approved development plan for the Nurali field before February 2005; failure to do so may result in the cancellation of the Nurali license. The foundation agreement for Kazgermunai effectively serves as the hydrocarbon contract for the Nurali field.

         AKSAI FIELD. The exploration and production license for the Aksai field was issued to Kazgermunai in November 1996, for a 30-year period beginning March 1, 1994. The license, as amended on April 5, 1999, required Kazgermunai to incur expenditures of at least $1.5 million in 2000 and $600,000 in 2001. Kazgermunai has satisfied the capital commitments under this license. Kazgermunai must have an approved development plan for the Aksai field before February 2005; failure to do so may result in the cancellation of the Aksai license. As of January 1, 2004, the Aksai field has estimated net proved reserves before royalty of 1.0 mmbbls of crude oil. The foundation agreement for Kazgermunai effectively serves as the hydrocarbon contract for the Aksai field.

         MAIBULAK FIELD. The exploration and production license held by Turan Petroleum for the Maibulak field was cancelled in July 1997, due to non-compliance with certain of the terms of such license. In December 1997, the Kazakhstan government reissued the license to PKKR in accordance with PKKR's right to receive the license under the PKKR Share Sale-Purchase Agreement. The license runs for 20 years from April 12, 1997. In December 1998, the Kazakhstan government and PKKR executed a hydrocarbon contract for the purposes of the Maibulak license. The Corporation had committed to drill three wells and invest $2.0 million by the end of 2000 in the Maibulak field. The Corporation applied for and received an extension for these commitments. Subsequently, the Corporation drilled two wells capable of production and acquired 3D seismic over the entire field. The Corporation's total capital expenditures for these projects exceeded its capital commitments referred to above.

         KYZYLKIYA FIELD. The exploration and production license held by Turan Petroleum for the Kyzylkiya field was cancelled in July 1997, due to non-compliance with certain of the terms of such license. In September 1998, the Kazakhstan government reissued the license to PKKR in accordance with PKKR's right to receive the license under the PKKR Share Sale-Purchase Agreement. The license runs for 23 years from September 8, 1998. On June 24, 1999, the Corporation executed a hydrocarbon contract for the Kyzylkiya field with the Kazakhstan government. Pursuant to this license, the Corporation is required to invest $1.0 million during the initial three-year assessment stage and an additional $3.0 million in the pilot operation stage. In November of 2000, production facilities, road construction and other infrastructure projects were completed in this field, creating all-weather access to the Kumkol field. In addition, in early 2001, the Corporation acquired 135 square kilometres of 3D seismic in the northern part of the field. Early oil production facilities have been installed and the Corporation's total capital expenditures for these projects exceeded its capital commitments referred to above.

         ARYSKUM FIELD. The exploration and production license for the Aryskum field held by Turan Petroleum was cancelled in July 1997, due to non-compliance with certain of the terms of such license. The license was issued to PKKR in September 1998 in accordance with PKKR's right to receive the license under the PKKR Share Sale-Purchase Agreement. The license runs for 20 years from September 8, 1998. In June 1999, the Corporation executed a hydrocarbon contract for the Aryskum field with the Kazakhstan government. Under this license, the Corporation is required to invest $4.0 million over the term of the license for the recompletion and testing of existing wells, as well as the reperformance of seismic work and the drilling of new wells. The "technological scheme" for development of the Aryskum field has been completed and approved by appropriate Kazakhstani regulatory authorities. In 2001, 3D seismic data was acquired by the Corporation over the entire field. In addition, the construction of a road from the Aryskum field to the Kyzylkiya field has been completed. Capital expenditures in the Aryskum field to date are approximately $10.2 million.

         UNDEVELOPED ACREAGE. The Corporation owns a 100.0% interest in two exploration licenses (Licenses 260 D1 and 952) covering 464,607 acres and a 75.0% interest in license 951-D covering 794,222 (net) acres. For a description of this license and the activities of the Corporation related to the undeveloped acreage therein. See "Business of the Corporation - Oil and Gas Exploration and Development Operations - Principal Oil and Gas Properties".

         ROYALTY PAYMENTS

         Royalties are payable quarterly or monthly, depending upon the particular hydrocarbon contract, to the Kazakhstan government in cash or in kind at the option of the Kazakhstan government. The following table sets forth the royalties for each of the Corporation's fields:

             NAME OF FIELD                                                     ROYALTY
----------------------------------------        ----------------------------------------------------------------------
Kumkol South,(1) Akshabulak, Nurali          -  3.0% on first 500,000 tonnes of cumulative annual production and Aksai fields
                                             -  6.0% on next 500,000 tonnes of cumulative annual production
                                             -  10.0% on next 500,000 tonnes of cumulative annual production
                                             -  15.0% on cumulative annual production in excess of 1.5 million tonnes
Kumkol North(3)                              -  9.0% of production
South Kumkol field(2)                        -  10.0% of production, plus an excise tax of(euro) 7.0 per tonne for domestic crude oil sales
Maibulak field                               -  3.0% on first 350,000 tonnes of cumulative  annual production plus an excise tax of(euro)2.0 per tonne for domestic crude oil sales
                                             -  4.0% on next 150,000 tonnes of cumulative annual production plus an excise tax of (euro)2.0 per tonne for domestic crude oil sales
                                             -  6.0% on cumulative annual production in excess of 500,000 tonnes plus an excise tax of (euro)2.0 per tonne for domestic crude oil sales
Kyzylkiya field                              -  1.5% on first 1,600,000 tonnes of aggregate cumulative production from the date of the hydrocarbon contract
                                             -  2.0% on next 1,600,000 tonnes of aggregate cumulative production
                                             -  2.5% on aggregate cumulative production above 3,200,000 tonnes
Aryskum field                                -  1.5% on first  3,400,000  tonnes of aggregate  cumulative  production from the date of the hydrocarbon contract
                                             -  2.0% on next 3,400,000 tonnes of aggregate cumulative production
                                             -  2.5% on aggregate cumulative production above 6,800,000 tonnes

Notes:

         (1) The Corporation paid a production bonus of $5,000,000 in 2001 and $5,000,000 in 2003 to the Kazakhstan government because it reached cumulative production of $10,000,000 and $15,000,000 tonnes of crude oil, respectively, from the Kumkol South field.

         (2) The Corporation paid a production bonus of $500,000 in 2002 and $1,000,000 in 2003 to the Kazakhstan government because it reached cumulative production of $2,000,000 and $4,000,000 tonnes of crude oil, respectively, from the South Kumkol field.

         (3) Turgai Petroleum paid a production bonus of $1,000,000 in 2001 and $1,500,000 in 2003 to the Kazakhstan government because it reached cumulative production of $5,000,000 and $10,000,000 tonnes of crude oil, respectively, from the Kumkol North field. Further bonuses totalling $2,000,000 will be required to be paid once cumulative production from the Kumkol North field reaches $15,000,000 tonnes of crude oil, which is anticipated to occur during 2005.

         EXCESS PROFITS TAX

         The hydrocarbon contracts that the Corporation entered into under its production licenses contain provisions for an excess profits tax. The tax rate is determined by the economic rate of return derived from the cash flows from operations in the contract area. The cash flow calculation takes into account the capital costs incurred in developing the field (in the case of PKKR a portion of the purchase price the Corporation paid for the shares of PKKR is allowed as a deduction) as well as ongoing revenues, capital costs, royalties and operating costs and an allocation of overhead costs. An allocation of the corporate income tax is deducted in arriving at cash flow and any "excess profits tax" paid in respect of the previous year is deducted in the current year.

         The tax base is the taxable income for corporate tax minus the corporate tax liabilities in the current year and excess profits tax liabilities from the previous year.

         The excess profits tax for Kumkol South is payable in a given year at a rate which varies with the internal rate of return achieved in that year in accordance with the following table:

               INTERNAL RATE OF RETURN          EXCESS PROFITS TAX RATE
               -----------------------         ------------------------
                   less than 20.0%                         -
               between 20.0% and 25.0%                    5.0%
               between 25.0% and 30.0%                   10.0%
               between 30.0% and 35.0%                   20.0%
                 in excess of 35.0%                      30.0%

         The hydrocarbon contract with respect to Kumkol North provides the following excess profits tax rates:

               INTERNAL RATE OF RETURN          EXCESS PROFITS TAX RATE
               -----------------------         ------------------------
                   less than 20.0%                         -
               between 20.0% and 25.0%                   20.0%
               between 25.0% and 30.0%                   30.0%
                 in excess of 30.0%                      50.0%

         The hydrocarbon contracts with respect to the South Kumkol field and the KAM Fields provide for the following excess profits tax rates:

               INTERNAL RATE OF RETURN          EXCESS PROFITS TAX RATE
               -----------------------         ------------------------
                   less than 20.0%                          -
               between 20.0% and 22.0%                     4.0%
               between 22.0% and 24.0%                     8.0%
               between 24.0% and 26.0%                    12.0%
               between 26.0% and 28.0%                    18.0%
               between 28.0% and 30.0%                    24.0%
                 in excess of 30.0%                       30.0%

         The foundation agreement for Kazgermunai effectively provides for a tax on the profits of Kazgermunai with respect to its operations in the Akshabulak, Nurali and Aksai fields. The foundation agreement provides for taxes of: (i) 25.0% on annual profits of Kazgermunai up to $20.0 million, (ii) 30.0% on annual profits of Kazgermunai between $20.0 million and $30.0 million, (iii) 35.0% on annual profits of Kazgermunai between $30.0 million, and $40.0 million, and (iv) 40.0% on annual profits of Kazgermunai exceeding $40.0 million.

         The Corporation did not incur excess profit tax in 2003; however, it may be subject to excess profit tax for the year ending December 31, 2004 and subsequent years with respect to certain fields.

DOWNSTREAM OPERATIONS: REFINING, MARKETING AND TRANSPORTATION

         The quality of the Corporation's oil properties in Kazakhstan have allowed the Corporation to increase its production from an average of approximately 44,000 bopd in its year ended June 30, 1997 to 151,349 bopd in its year ended December 31, 2003. However, dependence on a single customer prior to 2001, the Shymkent refinery, for the sale of its oil production was a major strategic weakness, restricting production, preventing the Corporation from achieving an optimum price for its crude oil and compromising the achievement of its growth potential. As a result, the management of the Corporation determined that it was imperative that the Corporation acquire the Shymkent refinery, which was completed in March 2001.

         The Shymkent refinery, which is the newest refinery in Kazakhstan, is strategically located to serve the most densely populated areas of Kazakhstan. Other assets acquired through the PKOP Acquisition include marketing and transportation operations comprised of a network of distribution centres and several retail gasoline outlets. Shymkentnefteorgsyntez was renamed Hurricane Oil Products and, more recently in 2003, PetroKazakhstan Oil Products, in order to better reflect the integrated nature of PetroKazakhstan's operations in Kazakhstan.

         The Downstream organization is accountable for maximizing the value of the Corporation's crude oil production through increasing the number of options for exporting oil and refined products, reducing the cost of transporting oil and refined products to export markets, executing market-driven strategies for petroleum products marketing and trading and by optimizing the performance of the Shymkent refinery.

         HISTORY OF PKOP

         The Shymkent refinery was registered by the Kazakhstan government in November 1985, and its processing plants were commissioned between 1985 and 1987. In 1993, the Shymkent refinery was reorganized into the joint stock company, OJSC Shymkentnefteorgsyntez. In July 1996, the Kazakhstan government privatized PKOP by selling all of its common shares of PKOP to Kazvit Holdings Limited ("KAZVIT"), a company affiliated with KKB. In January 1998, CAIH purchased the PKOP common shares from Kazvit and all of Kazvit's obligations under the PKOP privatization agreement, including the capital investment commitments thereunder. Concurrent with the completion of the PKOP Acquisition, the PKOP privatization agreement and the obligations thereunder, including the capital investment commitments, were assigned to the Corporation. In 2002 OJSC Shymkentnefteorgsyntez was renamed OJSC Hurricane Oil Products and, more recently in 2003, OJSC PetroKazakhstan Oil Products.

         THE PKOP PRIVATIZATION AGREEMENT

         As part of the PKOP Acquisition, the Corporation assumed all of the rights and obligations under the PKOP privatization agreement, pursuant to which the government of Kazakhstan privatized PKOP. Under that agreement, the Corporation was required to invest, or cause PKOP to invest, a minimum of the

Kazakhstani Tenge equivalent of $150.0 million on or before December 31, 2001 in capital expenditures or investments. The agreement provided that if not all of the required investment was made by the required date, the Corporation would have been required to pay a penalty of 15.0% of the shortfall to the Kazakhstan government. As of December 31, 2003, the Corporation believes it has met this commitment. See "Capital Expenditures Commitment".

         In addition, the Corporation is prohibited from selling or otherwise disposing of its PKOP common shares without the consent of the Kazakhstan government, if the disposition would reduce its percentage ownership in PKOP to less than 25.0% of the voting shares of PKOP.

         CRUDE OIL MARKETING AND TRANSPORTATION

         Producers of oil in Kazakhstan are entitled to negotiate sales contracts directly with oil purchasers, thereby allowing the market to determine the price of oil. Prices depend in part on oil quality, prices of competing oils, distance to market and the value of refined products.

         In the absence of any contrary agreement in a particular hydrocarbon contract, under Kazakhstan law, the Kazakhstan government has a right to purchase production from a producer at world market prices. The terms of the Corporation's hydrocarbon contracts for the Kumkol South and South Kumkol fields and each of the KAM Fields provide that the Kazakhstan government has the right to nominate production amounts which it wishes to buy in each year, provided that the Corporation and the Kazakhstan government agree prior to October 1st of the previous year as to the volume and pricing mechanism for amounts sought to be effectively nominated. To date, the government has not nominated or redirected any of the Corporation's production. The hydrocarbon contract for Kumkol North provides that the Kazakhstan government may prohibit the delivery of oil to certain places of destination if such delivery would interfere with the political interests of Kazakhstan. However, the government is required to agree with the operator, Turgai Petroleum, on the damages and lost commercial opportunity costs resulting thereby. To date the government has not made any such prohibition.

         Oil produced from the Kumkol and South Kumkol fields is transported east via a 28 inch lateral pipeline extending 200 kilometres from the Kumkol field to Karakoin, Kazakhstan, where this pipeline connects with the Central Pipeline. The Central Pipeline provides access for the Corporation's crude oil to the Shymkent refinery or to the Atasu rail loading terminal for onward shipment to China. There is also a 20 inch pipeline, which runs parallel to the 28 inch pipeline from the Kumkol and South Kumkol fields to Karakoin. The combined rated capacity for these two lateral pipelines is 350,000 bopd. In addition, the Corporation has constructed a pipeline from the KAM Fields to a rail loading station at Dzhusaly south west of the Turgai Basin. This new pipeline eliminates the need to ship all crude oil for export east and south via Shymkent. In addition to providing additional transportation capacity, the KAM pipeline has reduced the cost of transporting crude oil for export to the western ports by approximately $2.00 to $2.50 per barrel depending upon the final destination of the crude oil. The KAM and the Central pipelines are used for transporting crude oil for export and refining. The Corporation and its joint venture partners, Turgai Petroleum and Kazgermunai, currently are the only significant shippers that are utilizing the Central Pipeline in eastern Kazakhstan. The Corporation believes that there is substantial unutilized excess capacity in the Central Pipeline. The Central Pipeline has a rated capacity of 160,000 bopd and was originally designed to carry crude oil from Russia south to Kazakhstan, Uzbekistan and Turkmenistan.

         Currently all oil and gas pipelines in Kazakhstan are owned by the Kazakhstan government through KazTransOil, a subsidiary of Kazmunaigas, the state owned national oil company. The Corporation currently has access to the lateral pipelines and the Central Pipeline under a short term contract with KazTransOil, which is renewable by mutual agreement annually. The contract does not designate specific volumes available to the Corporation and provides for tariff rates established by the Kazakhstan government and controlled by the ARNM. The contract can be cancelled by either KazTransOil or the Corporation on 45 days notice. In the PKKR Share Sale-Purchase Agreement, the Kazakhstan government agreed to assist the Corporation in obtaining commitments for the transportation of oil through the Central Pipeline. In addition, under the Corporation's hydrocarbon contracts, it has a right of access to transportation, refining and storage facilities owned by the Kazakhstan government at rates and with rights of access no less favourable than those available to other producers.

         The Corporation has the ability through swap arrangements with other oil and gas companies, to export crude oil from the Samara pipeline junction along the Russian-Druzhba Export Pipeline System to Western Europe when the Urals market is attractive. This facility was not used in 2003 as the rail tariffs to Atyrau increased. In addition, the Corporation has the ability to transport its crude oil and refined products to the Black Sea by rail and/or through the CPC pipeline for export to Western Europe, by rail to China and neighbouring FSU states or directly by rail and swap to the Persian Gulf via Iran. The Shymkent refinery has rail access to Druzhba, Kazakhstan at the Kazakhstan-China border, where the Kazakhstani rail line connects with an existing Chinese rail line. In November 1997, the Corporation formed PetroKazakhstan-Dostyk, a limited liability partnership with Eastern Gate Corporation of Kazakhstan, to construct an oil transhipment terminal at Druzhba, which would facilitate exports to western China. PetroKazakhstan has acquired the interests of Eastern Gate Corporation in the Druzhba terminal and is therefore the sole owner of the facility. The transhipment terminal is designed to have a throughput capacity of approximately 20,800 bopd. Construction of the terminal was suspended in late 1998. The cost of completion of the terminal will be funded 100.0% by the Corporation. The Corporation will control and operate the facility once it is completed. Completion of the terminal will not occur until long term contracts have been established with China.

         During 2003, the cost of rail and pipeline transportation in Kazakhstan increased as a result of increases in tariffs in Kazakhstan linked to the U.S. Dollar/Swiss Franc exchange rate and as a result of increases in demurrage claims partly generated by the new Turkish policy on tanker movements through the Bosphorus straits.

         The Corporation decided to create a specialized transportation and trading team in early 2001, in order to enable PetroKazakhstan to respond better to the challenges of logistics and the commercialization of Kumkol crude oil. Senior industry professionals were recruited for this team and it has been further strengthened through ongoing training and through the creation of a trading floor, allowing representatives of all of the divisions involved in export of crude and refined product trading to work closely together. The team is focused on:

         (a)      maximizing the value of the Corporation's crude oil;

         (b) creating new, less expensive and more reliable transportation routes and creating competition amongst the logistical providers;

         (c) improving financial performance by eliminating the use of trading companies and other intermediaries; and

         (d)      developing a consistent market position for Kumkol crude oil.

         Transportation of crude oil to the export market remains the Corporation's largest single operating cost. One of PetroKazakhstan's most important priorities continues to be the improvement of its transportation logistics in order to maximize the Corporation's netback from crude oil exports and to provide security of access to the export market. Negotiations are continuing with various states neighbouring Kazakhstan to improve further the transportation economics and the capacity of the routes. These include China, Iran, Uzbekistan, Turkmenistan and Ukraine. Additionally, the Corporation has begun to acquire railcars for its own dedicated use through purchase and lease arrangements. Part of the strategy is to open new routes to new customers to create diversification and competition. By the end of 2003 new routes and customers had been contracted in Iran, China and Uzbekistan.

         The strategy of selling direct to end users continues to be developed. By the end of 2003, 100.0% of sales were sold under Non-FCA arrangements whereby the Corporation has the responsibility to transport the crude oil either part way or all the way to the final end user. Initially, the differentials for Non-FCA arrangements reflected the nature of the routes and were less attractive than FCA transactions. The most competitive route of Aktau accounted for the majority of the FCA sales and benefited from reduced rail tariffs. This situation has changed and, as at the end of 2003, Non-FCA deals represented the most economically attractive routes. The existence of these Non-FCA transactions has created the expected competition and applied leverage to the last remaining FCA deals with traders who have had to improve their offers.

         CPC PIPELINE

         In June 2003, the Corporation signed a memorandum of understanding with LUKoil whereby LUKoil, a shareholder in CPC, would designate Turgai Petroleum as an affiliated shipper in CPC. All the necessary contracts between Turgai Petroleum, LUKoil and CPC were subsequently concluded and shipments to Novorossisk of Kumkol crude oil produced by Turgai Petroleum commenced via the CPC pipeline in October 2003. Shipments were 20,000 bopd by year-end 2003 and are expected to gradually increase to 31,800 bopd, of which the Corporation's share will be 50.0%. The Corporation is also examining other options to gain direct access to the CPC pipeline.

         EXPORTS TO CHINA

         In June 2003, the Corporation initiated shipments to China from the terminal at Atasu, which is owned and operated by KazTransOil. The use of the Atasu terminal reduces rail distance to the Chinese border by approximately 435 kilometres as compared to the southern route via the Corporation's terminal at Tekesu and, accordingly, decreases the Corporation's transportation costs. Deliveries to China subsequently increased in the second half of 2003.

         NEW SALES CHANNELS

         During the second quarter of 2003, the Corporation initiated direct crude oil sales to the Fergana refinery in Uzbekistan. The Fergana refinery is one of the end-consumers closest to the Corporation's operations.

         SWAP AGREEMENT WITH IRAN

          In the first quarter of 2003, the Corporation concluded a swap agreement with Iran for up to one million tonnes of oil per year. Under the agreement, the Corporation will supply Kumkol crude oil to the Tehran refinery and in exchange receive Iranian Light on the Persian Gulf. The Kumkol crude oil will be transported by rail from Shymkent through Uzbekistan and Turkmenistan and on to Tehran via the Sarakhs border crossing station. The swap contract includes compensation to recognise the higher quality of Kumkol crude oil compared to Iranian Light. The swap agreement is between the Corporation and Naftitran Intertrade Company Limited ("NICO"), operating on behalf of the Iranian government, and is intended to maximize the sales price for the Corporation's crude oil while minimizing the distance and cost of transportation. In December 2003 the necessary modifications to the Rey terminal, which supplies oil to the Tehran refinery were completed by NICO and the first shipment of 26,800 barrels of crude oil was delivered to the Tehran refinery. Sales via this route have continued into 2004 and are expected to build over the first half of 2004 to the current contractual maximum of 21,000 bopd.

         REFINING

         The Shymkent refinery was commissioned between 1985 and 1987, with the completion of an atmospheric distillation unit for the initial separation of crude oil, catalytic hydro treaters for the removal of impurities from naphtha, jet and diesel fuel, and a catalytic reformer unit for the enhancement of octane levels in gasoline. This combination unit is known as the "LK-6U unit" and is the equivalent of a "topping/reforming" refinery, which is a common refining configuration that permits all basic motor and industrial fuels to be produced. The LK-6U unit's initial capacity was 6.2 million tonnes per year. In 1991, the LK-6U unit's capacity was expanded to 7.0 million tonnes per year. In 1994, a VDU was completed, but did not operate until recently, and in 1997 a coke unit was almost completed before work on it was diverted to its conversion to a visbreaker. In 1997, PKOP completed a condensate distillation unit, which has an annual capacity of 500,000 tonnes.

         The VDU has been re-vamped and put into operation. The project was completed in late 2003 and permits the production of VGO. VGO is a high value product sought after by refineries with catalytic cracking facilities for further conversion to gasoline and diesel. The production of VGO further reduces the production of mazut. Although mazut produced at Shymkent is of an extremely high quality and is in demand in Europe, it remains the lowest value product manufactured. Consequently, the Corporation is continuing its efforts to reduce mazut production and increase the production of higher value products such as VGO. The VGO produced at Shymkent is of an extremely high quality and, consequently, is in demand by European refiners. Because VGO's characteristics require special transportation facilities, a number of transportation routes are currently being evaluated and tested.

         Crude oil production from the Corporation's producing fields continue to be the primary source of crude oil for the Shymkent refinery. However, the Shymkent refinery also has the potential to receive crude oil from oilfields located in west and north Kazakhstan and oil and natural gas fields in Uzbekistan, all of which are connected to the refinery by railroad, and Russian oilfields, which are connected to the refinery by pipeline.The table below sets forth the Shymkent refinery's configuration and each unit's crude oil distillation capacity in tonnes per year based on Kumkol crude oil.

              SHYMKENT REFINERY CONFIGURATION                                          CAPACITY
-------------------------------------------------------------       ---------------------------------------------
                                                                          (bopd)                   (Tonne/Year)

DISTILLATION REFORMING COMPLEX:
     Atmospheric crude distillation.........................              144,000                    7,000,000
     Gas fractionation unit.................................                 -                        440,000
     Catalytic reformer.....................................               23,000                    1,000,000

CATALYTIC HYDRO TREATER:
     for Diesel Fuel........................................               40,000                    2,000,000
     for Jet Fuel...........................................               13,000                     600,000
     for Naphtha............................................               23,000                    1,000,000
     Sulphur plant..........................................                 -                         5,000
     Condensate distillation................................               11,000                     500,000

              SHYMKENT REFINERY CONFIGURATION                                          CAPACITY
-------------------------------------------------------------       ---------------------------------------------
                                                                          (bopd)                   (Tonne/Year)
UPGRADING COMPLEX:
     Vacuum distillation unit...............................               67,000                    3,500,000
     Visbreaker (former coker)..............................               20,000                    1,200,000

         THIRD PARTY PROCESSING

         In addition to revenue generated from the refining and sale of product derived from acquired feedstock, the refinery also refines crude oil on behalf of third parties for which it derives a fee. Processing for third parties has been low recently, primarily as other producers elected to take their crude oil to the international export market where they could achieve better netbacks as a result of high international crude oil prices.

         The Corporation owns two additional product storage depots in Taraz and one in Almaty. The Corporation also leases other product storage facilities and operates a number of sales, storage and distribution outlets throughout Kazakhstan. Most product deliveries and crude oil deliveries are made by rail in railcars provided by the state-owned railway or third parties.

         The profit improvement programme started in 2001 continues to provide a number of improvements generating better economic efficiency. These improvements include yield improvements through the reduction of mazut production, energy consumption improvements and the near elimination of flaring. The implementation of a linear programming model has further improved the ability of the refinery to optimize its operations and meet the needs of the marketplace.

         SAFETY AND ENVIRONMENTAL INITIATIVES

         Currently, pond water and atmospheric substance emissions from PKOP are within established guidelines. PKOP complies with all the necessary ecological and licensing documents. The industrial environment within the control zone of the refinery is constantly under review so that discharges of industrial effluent, soil conditions and underground water are continuously monitored.

         The Corporation is involved in several projects with a view to reducing the impact the refinery has on the environment, thereby decreasing the risk of pollution:

         o Specialist ecological-hydro geological research on contamination of the underground water supply within the control zone of the refinery was conducted by RGP "South-Kazakhstan GGME". This project aims to prevent the contamination of underground water while re-using the same for the operation of the refinery.

         o Implementation of treated effluent from the sewage system, recycling water supply and fire control system at the refinery.

         In addition, works on flood prevention of the Badam River have been conducted. These include bank consolidation and the treatment of sewage during transfer to/from the Badam River. Safety issues and labour protection are of paramount importance at PKOP. The Corporation constantly strives for improvement in this area.

         Safety is enhanced by the management operating system at the refinery. It provides:

         o Labour protection and safety by participation of all supervisory, technical and engineering employees of the company.

         o Planning and timely performance control on all automated, mechanised and manual functions.

         o    Measures to reduce industrial injuries, accident and fatalities.

         o    Strict observance of safety rules in all operations.

         o Widespread use of examples, both moral and economic, why the creation of a safe working environment is important.

         The refinery continues to identify and implement low-cost profit improvement items. Further management skills development training is ongoing and aimed at increasing staff understanding of the global environment and industry-best practices. Continuous improvement through replacements of equipment and reviews of procedures and practices will ensure good equipment reliability and efficient operations.

         In addition, cost reduction continues, following the additional divestiture of certain divisions in 2003 which were not part of the refinery's core business.

         CRUDE OIL REVENUE OPTIMISATION

         Depending on the market environment and international crude oil prices, the best crude oil netback for the Corporation can be obtained either by exporting crude oil or by processing the crude oil at the Shymkent refinery for sale in the domestic market. As the Corporation is a vertically integrated oil company in Kazakhstan, this enables it to find the best commercial solution at all times.

         The planning and scheduling of the refinery is now integrated as a key component of the Corporation's corporate value chain, to maximize the value of the Corporation's crude oil production and all of the Downstream activities.

         PRODUCTS MARKETING AND TRANSPORTATION

         The Corporation sells domestically and exports, mainly to other FSU countries, a full range of petroleum fuel, including high quality diesel, LPG, gasoline, jet fuel and four grades of gasoline. One of the gasoline grades is a relatively low octane fuel, Ai85, which is marketed as a quality alternative to the cheap fuel of blenders and other competitors. The grade is distinctively coloured, bright blue, so that Kazakhstan consumers will be aware that they are buying a product of the Corporation.

         The marketing and trading of oil products is performed through PKOP by direct sales from the refinery or through a network of distribution centres. Oil products are transported by railway, the tariff dependent upon the distance traveled.

         PKOP is a significant supplier to the oil products market in Kazakhstan and continues to be one of the most reliable sources of product for the domestic market. PKOP sells between 70.0% to 80.0% of its products in the domestic market, with the remainder being sold in the export markets.

         The Corporation believes that it has satisfactory commercial relations with clients for all of its product, sufficient flexibility in its manufacturing operations, and sufficient choice of customers and destinations for product, to be able to market its products effectively.

         COMPETITION

         The Shymkent refinery is the only refinery in the southern Kazakhstan market. The nearest competing refineries in Kazakhstan are Pavlodar and Atyrau, which are both located more than 1,600 kilometres away from Shymkent. Two additional refineries are located in Uzbekistan, one in Fergana, which is 450 kilometres away from Shymkent, and the other in Bukhara, which is located 1,000 kilometres from Shymkent. Because of its location, the Shymkent refinery has a cost advantage when supplying product to the local market. In addition, the two Uzbekistan refineries currently do not compete with the Shymkent refinery because the Uzbekistan market is closed and the density of population in the Syr Darya and Amu Darya valleys cause the rail network to be significantly more congested than in Kazakhstan. This creates greater logistical difficulties moving bulk oil through Uzbekistan. In addition, it is believed that the crude oil feedstock provided by the Corporation's oil fields by pipeline would create an additional advantage in supplying refined products to the southern Kazakhstan market.

         Russia supplies significant quantities of refined products to the Kazakhstan market from time to time. During 2003 imports from Russia were lower than in 2002, returning to more normal volumes. Russian refineries have supplied, on a regular basis, products which are not available or are in short supply from Kazakhstan refineries. These products include lubricants, bitumen, Ai95 gasoline and Ai98 gasoline. A Russian refinery located in Omsk supplies product to towns in northern Kazakhstan by pipeline. Russian refineries emerge as competitors in the southern Kazakhstan market primarily when supply and demand, currency imbalances or differing interpretations of applicable legal and tax requirements create opportunities for them to export bulk products into the region.

         As discussed above, Uzbekistan is currently a closed economy and the Shymkent refinery has had little competition from Uzbekistan in the past six years. If the Uzbek market were to open up, the Corporation believes that the benefits of being able to sell products in, or source feedstock from, the Uzbek market would outweigh the risks from competition from the Uzbek refineries.

         REGULATORY MATTERS

         The Kazakhstan government has a range of powers to regulate and possibly intervene in the activities of major Kazakhstan industries, such as the Shymkent refinery. The Corporation cannot provide any assurances that in the future the Kazakhstan government will not require the Corporation to act in a manner which may be against their commercial interests or restrict the Corporation's ability to make profits, freely convert currency or pay dividends free of currency or other controls.

         The Kazakhstan government has from time to time organized a program of support for deliveries to the agricultural sector. The purpose of this program is to provide diesel and gasoline for the use of agricultural machinery during the planting season, and arranging for payments to be made at the harvest six months later. In this program the refinery can choose in which regions or municipalities to make deliveries, it can refuse to make deliveries, and it can supply product on freely negotiated terms, including pricing terms to compensate for risk, and including the right to ask for and collect on guarantees.

         Under Kazakhstan law, the ARNM may review the business of any industry having more than a 35.0% share of the Kazakhstan market. Since 1996, the ARNM has reviewed the prices of gasoline, diesel, jet fuel and LPG. As a result, PKOP is required to advise the ARNM three months in advance of any proposed price increase. In 1999, through a number of orders of the ARNM, and as a result of introducing amendments to the antimonopoly law in January 2002, PKOP was included on the Kazakhstan state register of companies having a dominant position in the market. As a result, PKOP is required to obtain the approval of the Kazakhstan government with respect to any refined product price increases.

         In late December 1999, the government of Kazakhstan adopted a policy restricting the amounts of crude oil exported from Kazakhstan. Under this policy, the government has set monthly limits on the amount of crude oil that individual crude oil producers in Kazakhstan may export. In addition, under the policy, the government restricts export of crude oil to companies that do not produce crude oil in Kazakhstan.

         As Kazakhstan is a member of the International Energy Agency, the Kazakhstan government maintains an oil stock for military and strategic purposes. The Corporation has no knowledge of any requirements for it to hold stock or contribute to strategic stock calculations in any form. No assurances can be given that the Kazakhstan government complies with the stocking requirement of the International Energy Agency or that the Corporation will not be required to assist or contribute to this stocking in the future.

         INSURANCE

         The Corporation maintains insurance coverage with respect to the Shymkent refinery against various losses consistent with western industry standards.


NON-CORE OPERATIONS IN KAZAKHSTAN

         PKKR was, prior to its acquisition by the Corporation, a state-owned enterprise responsible for the development of oil reserves in the southern region of Kazakhstan. In response to the requirement to operate in a region of southern Kazakhstan, which is relatively sparsely populated and underdeveloped, PKKR developed the infrastructure necessary to operate independently of other organizations. In addition, as a state-owned entity, PKKR was required to carry on a number of functions not related directly to its oil production operations. As a result, PKKR has engaged in transportation, construction and road building, agricultural and trading activities. The Corporation has streamlined its operations and the management of most of these activities into a more controlled and accountable structure. The PKKR Share Sale-Purchase Agreement permitted the Corporation to sell these infrastructure assets.


                          MANAGEMENT OF PETROKAZAKHSTAN

         The name, municipality of residence and principal occupation of each of the directors and senior officers of PetroKazakhstan are as follows:

     NAME AND MUNICIPALITY
         OF RESIDENCE                   POSITIONS HELD                          PRINCIPAL OCCUPATION
 ----------------------------    ---------------------------     --------------------------------------------------
 Bernard F. Isautier(4)(5)(6)    Chairman of the Board,          Chairman of the Board, President, Chief Executive
 London, England                 President, Chief Executive      Officer and Director of PetroKazakhstan from
                                 Officer and Director            October 1999 to present.  Prior thereto, he was
                                                                 President and Chief Executive Officer of Chauvco
                                                                 Resources International Ltd. (an oil and gas
                                                                 company) to February 1999.

 Mike Azancot                    Senior Vice-President,          Senior Vice-President, Exploration and Production
 London, England                 Exploration and Production      of PetroKazakhstan from February 2000 to present.
                                                                 Prior thereto, he was a General Manger for
                                                                 Production and Operations, UK with Lasmo plc and
                                                                 prior thereto, he was Chief Petroleum Engineer
                                                                 for Occidental Petroleum Eastern.

     NAME AND MUNICIPALITY
         OF RESIDENCE                   POSITIONS HELD                          PRINCIPAL OCCUPATION
 ----------------------------    ---------------------------     --------------------------------------------------
 Nicholas Gay                    Senior Vice-President,          Senior Vice-President, Finance and Chief Financial
 London, England                 Finance and Chief Financial     Officer of PetroKazakhstan from October 2001 to
                                 Officer                         present.  Prior thereto, he was Chief Executive
                                                                 Officer and President of Bitech Petroleum
                                                                 Corporation from December 2000 to September 2001,
                                                                 and Chief Financial Officer of Bitech Petroleum
                                                                 from March 1997 to March 2000. From April 2000 to
                                                                 December 2001 he was Chief Financial Officer of
                                                                 Pan African Energy Corporation.


 Anthony Peart                   Senior Vice-President,          Senior Vice-President, General Counsel and
 London, England                 General Counsel and             Corporate Secretary of PetroKazakhstan from
                                 Corporate Secretary             December 2000 to present.  Prior thereto he was
                                                                 Managing Director of Bula Resources (Holdings) plc
                                                                 (an oil and gas company) from January 1999 to
                                                                 August 2000.  Prior thereto he was Managing
                                                                 Director of MMS Petroleum plc (an oil and gas
                                                                 company) to December 1998.

 Dermot Hassett                  Vice-President, Marketing       Dermot Hassett was appointed Vice President,
 London, England                 and Transportation              Marketing and Transportation of PetroKazakhstan
                                                                 effective September 2002. For two years prior to
                                                                 his appointment Mr. Hassett was Vice President
                                                                 Marketing and Trading for PetroKazakhstan's
                                                                 operating subsidiaries, PetroKazakhstan Kumkol
                                                                 Munai and PetroKazakhstan Oil Products based in
                                                                 Almaty, Kazakhstan. Prior to joining
                                                                 PetroKazakhstan he was Business Unit Director of
                                                                 Elf Oil UK Limited, Managing Director of Elmgrade
                                                                 Ltd. from August 1990 to August 2000.

 Ihor Wasylkiw                   Vice-President, Investor        Vice-President, Investor Relations of
 Calgary, Alberta                Relations                       PetroKazakhstan from March 2000 to present.  Prior
                                                                 thereto, he was Director, Investor Relations of
                                                                 PetroKazakhstan from August 1998 to March 2000.

 James B.C. Doak(1)(3)           Director                        President and Managing Partner, Megantic Asset
 Toronto, Ontario                                                Management Inc.  Director of PetroKazakhstan from
                                                                 March 2000 to present.

 Jacques Lefevre(1) (2)          Director                        Vice-Chairman of Lafarge S.A. (a construction
 Paris, France                                                   materials company).  Director of PetroKazakhstan
                                                                 from May 2001 to present.

 Louis W. MacEachern(2)(3)       Director                        President, Fortune Industries Ltd. (a business
 Calgary, Alberta                                                management consulting corporation).  Director of
                                                                 PetroKazakhstan from October 1989 to present.

     NAME AND MUNICIPALITY
         OF RESIDENCE                   POSITIONS HELD                          PRINCIPAL OCCUPATION
 ----------------------------    ---------------------------     --------------------------------------------------
 Nurlan J. Kapparov(2)(3)        Director                        Chairman of the Board of Directors of
 Almaty, Kazakhstan                                              KazInvestBank (a private bank in Kazakhstan).
                                                                 Director of PetroKazakhstan from October 2003 to
                                                                 present.

 Jan Bonde Nielsen(1)            Director                        Chairman and Equity Partner in Greenoak Holdings
 London, England                                                 (an international investment company). Director of
                                                                 PetroKazakhstan from January 2004 to present.

 Jean-Paul Bisnaire              Director                        Partner, Davies Ward Phillips & Vineberg LLP
 Toronto, Ontario                                                (an international law firm). Director of
                                                                 PetroKazakhstan from January 2004 to present.

Notes:

         (1)      Member of the Audit Committee.

         (2)      Member of the Compensation Committee.

         (3)      Member of the Corporate Governance Committee.

         (4) The current directors of PetroKazakhstan will hold office until the next annual meeting of holders of Common Shares or until their successor is duly elected or appointed, unless their office is earlier vacated in accordance with PetroKazakhstan's By-Laws.

         (5) On March 12, 1998, at a time when Mr. Isautier was a director of Wi-Lan Inc., then a private corporation, Wi-Lan Inc. and its directors agreed to a Settlement Agreement and Undertaking relating to charges by the Alberta Securities Commission that Wi-Lan Inc. violated the SECURITIES ACT (Alberta) by distributing securities without a prospectus and without an exemption from prospectus requirements being available. As part of the Settlement and Undertaking, the directors of Wi-Lan Inc. undertook with the Alberta Securities Commission to make themselves aware of the requirements of the SECURITIES ACT (Alberta), to pay C$4,000 towards the cost of the investigation and not to trade in securities of Wi-Lan Inc. for a period of 18 months from the date of the Settlement Agreement and Undertaking.

         As at March 31, 2004, the directors and senior officers of PetroKazakhstan, as a group, beneficially owned, directly or indirectly, 8,601,890 million Common Shares, constituting approximately 10.9% of the issued and outstanding Common Shares.


                                    PERSONNEL

         As of December 31, 2003, the Corporation had a total of 2,610 employees, of which 923 employees were employed in the Corporation's Upstream oil and gas operations and 1,145 of which were employed in the Corporation's Downstream operations.


                          DESCRIPTION OF SHARE CAPITAL

         The authorized share capital of the Corporation consists of an unlimited number of Common Shares and Class B redeemable preferred shares (the "PREFERRED SHARES"), all without nominal or par value. There are no Preferred Shares outstanding. As at March 31, 2004, there were 79,865,009 Common Shares outstanding.


COMMON SHARES

         The holders of Common Shares are entitled to receive notice of and attend and vote at all meetings of shareholders except meetings at which only holders of a specified class of shares, other than the Common Shares, are entitled to vote. Subject to the rights attaching to the Preferred Shares, the Common Shares are entitled to such dividends as the Board may determine, from time to time. Subject to the rights of the holders of the Preferred Shares and any other class of shares ranking senior to the Common Shares, the holders of Common Shares are entitled to receive and to participate rateably with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of PetroKazakhstan (whether voluntary or involuntary) or any other distribution of the assets of PetroKazakhstan among its shareholders for the purpose of winding up its affairs.


PREFERRED SHARES

         The Preferred Shares may be issued from time to time in one or more series and the Board is authorized to fix the number of shares and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares.

         The Preferred Shares of each series rank, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of PetroKazakhstan (whether voluntary or involuntary) or any other distribution of the assets of PetroKazakhstan among the shareholders for the purpose of winding up its affairs, on a parity with the Preferred Shares of every other series and are entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.

SHAREHOLDERS' AGREEMENT

         On March 31, 2000, in conjunction with the closing of the PKOP Acquisition, PetroKazakhstan and CAIH entered into the CAIH Shareholders' Agreement. The CAIH Shareholders' Agreement governed certain aspects of the relationship between PetroKazakhstan and CAIH, which was, as a result of the completion of the PKOP Acquisition, PetroKazakhstan's largest shareholder. The Corporation understands that, as at March 18, 2004, CAIH and its affiliates beneficially held 9,995,901 Common Shares, representing less than 10.0% of the total Common Shares issued and outstanding at such time. Consequently, the CAIH Shareholders' Agreement terminated in accordance with the terms thereof.

DIVIDEND POLICY AND RESTRICTIONS

         On June 15, 2001, the Board declared a special dividend of C$4.00 per share to be paid by the distribution of Senior Notes and/or cash. See "The Corporation-CAIH Offer to Acquire PetroKazakhstan Shares and Distribution". On February 3, 2003 the Corporation redeemed all $208.2 million of its outstanding 12.0% Notes. The Notes were redeemed for an aggregate redemption price of $212.4 million, representing 102.0% of the principal amount of the Notes, plus accrued and unpaid interest of $12.5 million, for a total of $224.9 million.

         The Board recently introduced a regular dividend policy, following recent trends in its peer group. The first regular quarterly dividend was declared of C$0.15 per share to shareholders of record on April 16, 2004, which was paid on May 3, 2004. The Corporation's dividend policy will continue to be reviewed and there can be no assurance that further dividends will be declared. The declaration and payment of dividends will be at the discretion of the Board, which will consider earnings, capital requirements and the financial condition of the Corporation, satisfaction of the applicable solvency test under the ABCA, and any other relevant factors.


                      INFORMATION INCORPORATED BY REFERENCE

         Reference is made to the information under the heading "Management's Discussion and Analysis" contained on pages 31 through 53 of PetroKazakhstan's Annual Report for the year ended December 31, 2003, which information is incorporated herein by reference.



                         SELECTED FINANCIAL INFORMATION

SUMMARY OF OPERATING RESULTS

         The following table sets forth selected consolidated financial information of the Corporation for the three years ended December 31, 2003.

                                                                             YEAR ENDED DECEMBER 31
                                                              ------------------------------------------------------
                                                                  2003              2002                 2001
                                                              --------------    --------------     -----------------
                                                                         ($M, except per share amounts)
Total revenue........................................        1,117,324           825,350                603,056
Net income for year..................................          317,488           162,568                169,340

Basic income per share(1)............................             4.06              2.01                   2.12
Diluted income per share.............................             3.91              1.93                   2.02

Total assets..........................................       1,025,619           696,728                575,878
Net Debt..............................................         135,220           233,308                268,920
Cash dividends........................................              --                 -                 31,830

Note:

         (1) Calculated using weighted average number of Common Shares outstanding.


QUARTERLY INFORMATION

         The following table sets forth selected consolidated financial information of the Corporation for each financial quarter of the Corporation during the years ended December 31, 2003 and December 31, 2002.

                                                                   THREE MONTHS ENDED(1)
                                         ---------------------------------------------------------------------------
                                           MAR. 31/03          JUNE 30/03         SEPT. 30/03         DEC. 31/03
                                         ---------------    ---------------    ----------------     ----------------
                                                               ($M, except per share amounts)

Total revenue......................        248,923            254,601            303,152              310,648
Net income.........................         68,224             68,211             90,733               90,320
  Per share
    - basic........................           0.86               0.87               1.17                 1.16
    - diluted......................           0.83               0.84               1.12                 1.11
                                         ---------------    ---------------    ----------------     ----------------
                       Total assets         889,606            919,500            1,011,397            1,025,619
                                         ===============    ===============    ================     ================

                                                                   THREE MONTHS ENDED(1)
                                         ---------------------------------------------------------------------------
                                           MAR. 31/03          JUNE 30/03         SEPT. 30/03         DEC. 31/03
                                         ---------------    ---------------    ----------------     ----------------
                                                               ($M, except per share amounts)

Total revenue......................        143,331            177,398              247,962              256,659
Net income.........................         23,109             33,808               60,513               45,138
  Per share
    - basic........................           0.29               0.42                 0.74                 0.56
    - diluted......................           0.28               0.40                 0.71                 0.54
                                         ---------------    ---------------    ----------------     ----------------
                       Total assets        638,753            657,979              737,384              696,728
                                         ===============    ===============    ================     ================

Note:

         (1) The comparability of the financial data in the above tables is affected by (i) the financial difficulties of the Corporation commencing in 1998 and continuing into 1999, (ii) the Corporation placing itself under the protection of the CCAA in 1999 and 2000 and the implementation of the CCAA Plan on March 31, 2000, and (iii) the completion of the PKOP Acquisition. See "Legal Proceedings" and "General Development of the Business".


                                LEGAL PROCEEDINGS

CCAA PROCEEDINGS

         As a result of the Corporation's financial difficulties in 1998 and the second half of 1999, PetroKazakhstan and PKOSI obtained an order from the Court on May 14, 1999 pursuant to the provisions of the CCAA. Under this order, PetroKazakhstan and PKOSI obtained protection from their creditors. On February 28, 2000, the Court issued an order approving the CCAA Plan and, on March 31, 2000, the CCAA Plan was implemented. Under the terms of the initial order issued on May 14, 1999, and during its term thereof, all legal proceedings against PetroKazakhstan and/or PKOSI and their respective subsidiaries were stayed and suspended by the Court. After the issuance of such initial order, all creditors of PetroKazakhstan and/or PKOSI were required to file notices pertaining to any claims that they had against PetroKazakhstan and/or PKOSI. PetroKazakhstan and PKOSI accepted a number of these claims. However, PetroKazakhstan and PKOSI are also currently disputing a number of these claims. These disputed claims are at various stages of the litigation process under PetroKazakhstan's and PKOSI's CCAA Proceedings. These disputed claims will continue to be litigated under the procedure provided for in the CCAA Plan. Under the CCAA Plan, if any such claim is settled or determined by judgment of a court on or before March 31, 2005, the Corporation will pay the principal amount of the settled or judgment amount of that claim, in accordance with the CCAA Plan. Any claim that has not been settled and has not been the subject of a judgment by a court of competent jurisdiction on or before March 31, 2005, will be deemed, pursuant to the CCAA Plan, to be forever discharged and released.

         The following are the material claims comprising those claims under the CCAA Plan which PetroKazakhstan disputed:

1. Marsa AG, a Liechtenstein registered corporation, filed a claim against PetroKazakhstan in the CCAA Proceedings claiming breach of an alleged consulting contract entered into between Marsa AG and PetroKazakhstan Kumkol Limited, one of PetroKazakhstan's indirect wholly-owned subsidiaries. Marsa AG claimed that under the contract, it was to provide general consulting services for 10 years to PetroKazakhstan Kumkol Limited in exchange for a monthly fee based upon the amount of oil production. Marsa AG also claimed that PetroKazakhstan was bound by the contract and was obligated to pay the amounts alleged to be owed to Marsa AG under the contract. Marsa AG claimed $35.0 million of which Marsa AG claimed $8.39 million was with respect to liquidated damages for breach of contract and the balance was pursuant to an alleged penalty provision in the contract which charges a penalty on unpaid amounts at a rate of 25.0% per month. Marsa AG also claimed for further unspecified losses and damages arising from breaches of contract. Both PetroKazakhstan and PetroKazakhstan Kumkol Limited denied the existence, validity and enforceability of the contract and denied any services were provided. The CCAA Plan, as well as an agreement entered into by PetroKazakhstan, PetroKazakhstan Kumkol Limited and Marsa AG dated February 28, 2000 (the "MARSA AGREEMENT"), provide a cap of a maximum of $35.0 million on the amount that PetroKazakhstan or PetroKazakhstan Kumkol Limited would have been required to pay to Marsa AG in the event that all or any portion of such claim was determined to be a valid claim. In addition, it was agreed that such claim would be arbitrated in accordance with the terms of the alleged consulting contract. Arbitration proceedings before a sole arbitrator were heard in Stockholm, Sweden and the arbitrator made the following order on April 15, 2002: PetroKazakhstan and PetroKazakhstan Kumkol Limited were ordered jointly and severally to pay Marsa the amount of $5,070,000 as fees due under the consulting contract together with interest calculated (but not compounded) from May 14, 1999 at the rates of 4.0% per annum until December 31, 1999; 6.3% per annum from January 1, 2000 until March 31, 2000; and thereafter 16.0% per annum attaching to all unpaid portions of the principal amount until full payment thereof, pursuant to the Fourth Amended and Restated Plan of Compromise and Arrangement of February 28, 2000.

2. Teragol Investments Ltd. ("Teragol"), a Cyprus Corporation, filed a claim in the CCAA Proceedings against PetroKazakhstan claiming breach of an alleged consulting contract entered into between Teragol and PetroKazakhstan. Under this agreement Teragol was purportedly to assist PetroKazakhstan in obtaining various oil and gas licenses from the Kazakhstan government. The licenses were issued to the Corporation. Teragol's total claim is for $4,415,000 for consulting fees under this contract, which includes a penalty of $2.2 million and out of pocket expenses, plus interest and costs. PetroKazakhstan disputes that any amounts are owing by it to Teragol under the alleged contract on the basis that it was entered into without authority from PetroKazakhstan, no services were performed, PetroKazakhstan received no consideration for the fees and the contract purports to provide the services of an individual who was an employee of PKOSI charged to provide the same services. PetroKazakhstan disputes the penalty as not being required by the contract and not being legally enforceable under law. In addition to the above claim filed by Teragol, a statement of claim in respect of this matter was filed in April 1999 by Teragol.

3. Teragol filed a claim in the CCAA Proceedings against PKOSI claiming breach of an alleged consulting contract between Teragol and PKOSI, effective September, 1996. Teragol claims that under this contract it was to provide general consulting services in return for a monthly retainer plus other benefits. Teragol's total claim is for $240,000 for the arrears in monthly fees which it claims are owing under the contract as well as a termination bonus purported to be provided for under the contract. This claim is disputed by PKOSI as to the amount of the claim and PKOSI's liability.

4. Alberta Opportunity Corporation ("AOC"), an Alberta corporation, brought a claim against PetroKazakhstan in the CCAA Proceedings with respect to amounts AOC claims are owed to it under an agreement whereby Turan Petroleum Cyprus Limited (of which PetroKazakhstan was a shareholder) agreed to pay to a third party a fee based on the revenues of the Turan Petroleum Joint Enterprise from production from the South Kumkol field and the KAM Fields. The licenses for these fields were held by the Turan Petroleum Joint Enterprise at that time. See "General

         Development of the Corporation - Formative Transactions - Turan Petroleum Joint Enterprise; Acquisition of CanadianOxy's Interest in Turan Petroleum". It is alleged that PetroKazakhstan guaranteed a share of the payments under the agreement to the third party. Forty percent of such fee was subsequently assigned by the third party to AOC. AOC indicates that it is claiming for a maximum of $2.4 million. PetroKazakhstan denies that it has any obligation under this agreement to AOC.

5. John Komarnicki, a Canadian citizen, and the Corporation's former director, president and chief executive officer, brought a claim against the Corporation in the CCAA Proceedings which the Corporation disputed. Mr. Komarnicki claimed he was owed damages of up to C$2.4 million for wrongful dismissal as president and chief executive officer in October of 1998. The Corporation denies that Mr. Komarnicki was wrongfully dismissed. Mr. Komarnicki has not, to date, brought an action against the Corporation with respect to this matter.

ANTIMONOPOLY CLAIMS

         PKOP

         In October 2003, the ARNM alleged that PKOP charged prices for refined oil products that in total were $6.3 million in excess of ARNM authorized maximum prices. The Corporation has always taken the position that the ARNM does not have the right to establish prices for PKOP under the terms of the privatization agreement relating to the Shymkent refinery, which operates in a highly competitive environment. PKOP initiated legal proceedings to annul the ARNM claim and the court of first instance reduced the ARNM claim to approximately $1.1 million. PKOP and the ARNM appealed this decision to the Supreme Court. The Supreme Court recognized approximately $3.6 million of the ARNM's original assessment. This amount has been provided for in the financial statements.

         PKOP received an additional assessment from the ARNM in the amount of $8.8 million for allegedly charging prices for refined products in excess of ARNM authorized maximum prices. PKOP plans to appeal this assessment. No provision has been made in the accompanying financial statements in respect of this assessment.

         PKOP's position remains that the ARNM does not have the right to establish prices for the refinery, and the Corporation, as the party in interest under the privatization agreement for the Shymkent refinery, has notified the government of Kazakhstan that it is in breach of provisions of the privatization agreement. The Corporation has the right to proceed to international arbitration under the terms of the privatization agreement.

         PETROKAZAKHSTAN GROUP COMPANIES

         The ARNM claimed $31 million from a PetroKazakhstan group company for allegedly violating Kazakhstan's competition laws. The Corporation initiated legal proceedings and the court of first instance dismissed the ARNM claim. The ARNM has appealed this decision. The date to hear this appeal has not been set.

         The ARNM claimed approximately $91.4 million from PetroKazakhstan group companies for allegedly violating Kazakhstan's competition laws. The PetroKazakhstan group companies initiated legal action, and at the Astana City Court they were unsuccessful in their challenge of allegations by the ARNM that these companies had violated Kazakhstan's competition laws. The judgment upheld the ARNM determination that these distributors had received unjustified revenues totalling approximately $91.4 million. The Corporation has appealed this judgment to the Supreme Court.

         It remains the Corporation's view that the allegations are without justification; a highly competitive market exists for oil products within Kazakhstan and the current level of prices reflects current world crude oil prices, which are close to their historical high. Also, the prices charged by the PetroKazakhstan group companies are competitive with Russian imports and with those charged by distributors of the other two refineries in Kazakhstan.

         The Corporation is considering its recourse rights under the terms of the Shymkent refinery privatization agreement, which clearly stipulates the right to sell any and all of its products in Kazakhstan and abroad at free market prices.

         The Corporation will continue to seek a dialogue with the appropriate authorities to address the concerns related to the pricing of refined products and possible measures to be taken to further promote transparency and effective monitoring of the dynamics of competition, consistent with market economy principles.


OTHER LEGAL PROCEEDINGS

1. PetroKazakhstan and its subsidiary PKKR are claimants in arbitration proceedings being conducted under the auspices of the International Court of Arbitration of the International Chamber of Commerce, in Paris, France. PetroKazakhstan and PKKR are claiming damages in the amount of $31.5 million. The Corporation contends that the defendants, EEG-Erdgas Erdol Gmbh and RWE-DEA AG (the joint venture partners of PKKR in Kazgermunai) have acted in breach of the foundation agreement of Kazgermuani and certain other related agreements. No amount has been recorded in respect of this claim in the consolidated financial statements as at December 31, 2003.

2. The Corporation has been named as defendant in a claim filed by a company alleging it was retained under a consulting contract from January 17, 1997 until services were suspended in May 1999. The liquidated principal amount claimed is, in aggregate, $6.6 million and an additional unspecified amount was claimed as an alleged penalty provision, with the total claim not to exceed $35.0 million. The arbitration decision has been received and the Corporation has paid $7.1 million for full settlement of the claim.

3. The Corporation has been named as defendant in a claim filed by a company alleging breach of a consulting contract, in aggregate of $4.7 million. The Corporation believes this claim is without merit and, accordingly, no amount has been recorded in respect of this claim in the consolidated financial statements as at December 31, 2003.

4. The Corporation has been named as a defendant in a claim filed by a company alleging a breach of an agreement in the amount of $2.4 million. The Corporation believes this lawsuit is without merit and, accordingly, no amount has been recorded in respect of this claim in the consolidated financial statements as at December 31, 2003.


GENERAL

         The Corporation is vigorously defending the above claims. However, if the above claims are determined in an adverse manner against the Corporation, they could have a material adverse effect on the Corporation.

         In addition to the above, PetroKazakhstan and/or its various subsidiaries have been named in a number of legal actions and claims in Canada, Kazakhstan and elsewhere which the Corporation believes are in the ordinary course of business. While it is not possible to estimate with certainty the ultimate legal and financial liability with respect to these proceedings, the Corporation believes that the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the Corporation's financial condition or its results of operations.


                      ENVIRONMENTAL REGULATION AND MATTERS

         Extensive national, provincial, regional and local environmental laws and regulations in the jurisdictions in which the Corporation operates affect nearly all of its operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of these standards and establish, in certain circumstances, obligations to remediate current and former facilities and off-site locations. At the end of 1998, the Kazakhstan government changed its internal environmental regulatory structure by eliminating and combining certain ministries. The Corporation believes that, as a result of these changes, the environmental laws and regulations in Kazakhstan will become increasingly protective of the environment. As well, as new environmental laws and legislation are enacted and the old laws are repealed, interpretation, application and enforcement of the laws may become inconsistent. Compliance with existing or more stringent laws or regulations or more vigorous enforcement policies of any regulatory agency could in the future require material expenditures by the Corporation for the installation and operations of systems and equipment for remedial measures, any or all of which could have a material adverse effect on the Corporation. The Corporation can provide no assurances that it will not, or will not be required to, incur substantial or material financial obligations in connection with environmental compliance.

OIL AND GAS OPERATIONS

         The Corporation's oil and gas operations in Kazakhstan are subject to periodic inspection by government environmental protection agencies. These inspections have resulted, from time to time, in the receipt of formal communications from these authorities detailing the Corporation's non-compliance with specified environmental regulations and requiring corrective actions on its part. In many cases, these communications advise that, in the event the Corporation does not take appropriate remedial action within a required period of time, the Corporation will be subject to a number of penalties including fines and the closing of various of the Corporation's facilities. The Corporation takes all reasonable steps that it can to work with these regulatory authorities and to correct any non-compliance matters raised by these communications. However, the Corporation, from time to time, has not been able to take appropriate action within the time periods required by the regulatory authorities. To date, the applicable regulatory authorities have not taken any material action against the Corporation with respect to such matters. The Corporation cannot provide any assurances that material action will not be taken against the Corporation with respect to these issues or that the Corporation will not be required in incur substantially more expenses than it currently expects in connection with its environmental action plans.

         The Corporation incurs recurring costs associated with managing pollution in its ongoing operations. It pays environmental user fees based on the volume of pollutants it generates, including the pollutants cited as violations by the Kyzylorda Environmental Department. In general, environmental user fees are not material for emissions for which the Corporation possesses emissions permits. The Corporation believes that, in the long term, with the installation of the Kumkol Power Plant utilizing the majority of its associated gas, and as improvements are made in waste management and pollution prevention practices, the volume of pollutants the Corporation generates will decrease. However, the amount of environmental user fees may not significantly decrease because reductions in volumes of pollutants that are generated may be offset by yearly increases in legislated environmental user fees. All material environmental permits required for the Corporation's oil and gas production operations in Kazakhstan are currently in place.

         The Corporation also pays fines for non-permitted discharge of wastes for which the Corporation does not have permits. Fines are levied at up to 40 times the normal environmental user fee. Failure to show progress in any of the items in the Corporation's environmental action plans could result in the cancellation or non-renewal of any environmental user permits that the Corporation currently holds or the increase in fines the Corporation incurs for pollution of the environment of up to 20 to 40 times the amounts of the normal environmental user fees. The usual practice of Kazakhstan environmental authorities in response to violations of applicable environmental protection laws and regulations appears to be the imposition of increasing fines and penalties. The Corporation's licenses and hydrocarbon contracts, however, provide that significant and continuing breaches of the terms of the same, which include the requirement for compliance with applicable environmental protection laws, could result in the suspension or termination of its licenses and hydrocarbon contracts.

         In accordance with Kazakhstan legislation, produced gas must either be used to produce energy or be re-injected. The Corporation is currently flaring approximately 96.0% of the gas produced from its fields. In September of 2000, PKKR entered into an agreement with the Kyzylorda Oblast, Kazgermunai, a number of Kazakhstan government ministries and a number of other parties whereunder the parties agreed to cooperate with respect to determining an appropriate gas utilization program. In early 2001, the Corporation concluded discussions with Kazakhstan government authorities to arrive at a solution for the utilization of associated gas pursuant to this agreement. As a result of these discussions, PKKR installed the Kumkol Power Plant in the Kumkol field to use associated gas from the Kumkol South, South Kumkol and Kumkol North fields. The Kumkol Power Plant provides stable electrical power for field operations and will provide excess electricity for sale to the city of Kyzylorda and a credit for Shymkent refinery power usage. The plant was completed and fully commissioned in the third quarter of 2003. In addition, as a joint venture partner in the Kumkol North and Akshabulak fields, the Corporation is participating in a project to provide natural gas from the Kumkol South field to the Kyzylorda region. The Kumkol field's EOR project, which is currently under consideration, has the potential to utilize excess production gas.

         When the Corporation begins exploration activities in a new field, at certain stages in the development of the field and every five years during the operation of the field, the Corporation must perform environmental impact assessments. The Corporation must also develop, every five years, the documentation for maximum allowable emissions to the atmosphere. The annual cost incurred in connection with these assessments varies from year to year, depending upon its exploration and development activities in that year.

         The Corporation is not currently subject to significant expenditures in connection with the remediation of contaminated sites. The PKKR Share-Sale Purchase Agreement, as well as Kazakhstan's privatisation law, allocates financial responsibility for environmental damage which occurred prior to the date the Corporation acquired PKKR, to the Kazakhstan government. The Corporation, therefore, is responsible only for environmental damage which has occurred in connection with its operations since December 1996. In 1997, the Corporation hired Golder Associates, Ltd. to perform a baseline study of environmental damages of the properties acquired in the PKKR Acquisition. The Kazakhstan government has reviewed the results of the phase one environmental site assessment and has requested additional clarification. The Corporation is currently working with local environmental consultants Ecotera LLP to finalize the results of the baseline study and perform the ecological monitoring stipulated by Order 340-P of the Ministry of Natural Resources and Environmental Protection of the Republic of Kazakhstan. The Corporation has currently identified some environmental damage that occurred before the PKKR Acquisition. The Corporation believes that the Kazakhstan government will be responsible for those damages as provided for in the PKKR Share Sale-Purchase Agreement and the Kazakhstan privatization laws. In 2003, CaspianEcology LLP developed an environmental project named after "Land Reclamation" covering 4.2 hectares of territory around well head #2079. This project has been supported by PKKR, which has given $1,532,000 to the project.

         To date, there have been no significant releases of contaminants under the Corporation's operation of the Kazakhstan oil fields. The Corporation could incur significant liability for damages, clean-up costs and/or penalties in the event of certain discharges into the environment or environmental damage caused by non-compliance with environmental laws or regulations which occurred after the Corporation acquired PKKR. Any environmental liability with respect to the Corporation's production activities could materially adversely affect the Corporation's financial condition and results of operations.

DOWNSTREAM OPERATIONS

         Similar to the Corporation's Upstream oil and gas operations, the Corporation pays environmental user fees for its Downstream operations based on the volumes of pollutants it generates. The fees are generally not material for emissions for which the Corporation possesses emissions permits. However, fines can be multiplied by as high as 40 times the normal environmental user fee for those emissions for which it does not have permits. The Corporation believes that all material permits required for the operations of the Shymkent refinery are in place.

         Kazakhstan regulations specify that a refinery should be built with a minimum protection zone of one kilometre from human habitation. The Shymkent refinery is located in the city of Shymkent's industrial zone five kilometres southeast of the residential district.

         The crude and light oil product tanks at the Shymkent refinery are equipped with pontoons and floating roofs that reduce hydrocarbon emissions more effectively than fixed roof reservoirs. The system of oil traps and separation ponds with skimmers are designed to prevent the leakage of harmful substances and permit re-refining of recovered oil. The system returns treated water to the environment with concentrations of pollutants within the requirements of applicable laws. Other facilities utilized in the refinery include tank farms, cooling towers, rail discharge and load facilities and flare stacks, which generally comply with modern environmental requirements.

         The treated water discharged from the Shymkent refinery is sufficiently clean to discharge, but it is not potable, nor is it recommended for agricultural use. The Shymkent refinery has a permit to pump the treated water by pipeline into a settlement pond located 96 kilometres northwest of the refinery at a site called Akdala. The refinery complies with the discharge requirements for this settlement pond.

         The Corporation believes that there does not exist any significant environmental liabilities in connection with the operations of the Shymkent refinery prior to the PKOP privatisation. Although the Corporation can provide no assurances that a hidden environmental problem may not be found in the future, Kazakhstan's privatisation law allocates financial responsibility for environmental damage, that occurred prior to the PKOP privatisation to the Kazakhstan government. However, no baseline with respect to environmental damages that occurred prior to the privatisation of PKOP has been established. A significant portion of the Corporation's investment budget for the Shymkent refinery is dedicated to environmental and safety operations.

         The Corporation believes that, to date, there has been no significant amount of contaminants released from the operation of any of PKOP's assets since its privatisation, including at the Shymkent refinery. However, in the event that discharges into the environment or environmental damage caused by non-compliance with environmental laws or regulations occurred after the completion of the PKOP privatisation or after the completion of the PKOP Acquisition, the Corporation could incur significant liability for damages, clean-up costs and/or penalties as a result. Any environmental liability could have a material adverse effect on the Corporation. To date, the Corporation has not established any provisions for potential environmental liabilities for its Downstream operations.


                                  RISK FACTORS

COMMODITY PRICES

         Commodity price risk related to conventional crude oil prices is our most significant market risk exposure. Crude oil prices are influenced by such worldwide factors as OPEC actions, political events, and supply and demand fundamentals.

         The Corporation has entered into a commodity-hedging program where it is utilising derivative instruments to manage the Corporation's exposure to fluctuation in the price of crude oil. The Corporation has entered into the following contracts with major financial institutions as at December 31, 2003.

                                                                  CONTRACT          PRICE CEILING OR        PRICE
 CONTRACT AMOUNT                CONTRACT PERIOD                     TYPE            CONTRACTED PRICE        FLOOR
-------------------    ----------------------------------    -------------------    ------------------    ----------
 (bbls per month)
      75,000             January 2004 to December 2004        Zero cost dollar            28.00             17.00
      75,000             January 2004 to December 2004        Zero cost dollar            29.00             17.00
      75,000             January 2004 to December 2004        Zero cost dollar            29.25             17.00
      37,500             January 2004 to December 2004        Zero cost dollar            29.60             17.00
     110,000             January 2004 to December 2004        Zero cost dollar            30.20             18.00
     120,000              January 2005 to March 2005             IPE Future            26.30-26.52           n/a
      40,000                April 2005 to June 2005              IPE Future               25.92              n/a
     458,333             January 2005 to December 2005           IPE Future            25.65-25.90           n/a

         The unrealized loss on these hedges as at December 31, 2003 is $2.8 million.

FCA DIFFERENTIAL / TRANSPORTATION

         The Corporation's most significant expenditure is the FCA differential or, in the case of Non-FCA sales, the cost of selling and transportation. The construction of the KAM pipeline and access to CPC significantly reduced transportation expenditures of the Corporation and led to an approximately 1,300-kilometre reduction in transportation distance to western export markets. The completion of the KAM pipeline reduced costs for exported crude oil by approximately $2.00 to $2.50 per barrel shipped, depending on the final destination. The Corporation is also striving to open new routes with lower transportation costs.

GOVERNMENT TAXES

         The local and national tax environment in the Republic of Kazakhstan is subject to change and inconsistent application, interpretation and enforcement. Non-compliance with Kazakhstan laws and regulations, as interpreted by Kazakh authorities, can lead to the imposition of fines, penalties and interest.

         In response to the Corporation's submission, the Minister of Finance initiated the creation of a high-level Working Group between its officials and the Corporation's representatives to address and seek resolution of all outstanding tax issues through dialogue and negotiations. On January 22, 2004, the Working Group signed a memorandum that sets out the agreed resolution of all outstanding tax issues. Certain actions, such as amendments to hydrocarbon contracts and issuance of instruction letters must be taken to fully implement the terms of the memorandum. The terms of this memorandum are reflected in the ensuing discussion of the Corporation's tax matters.

ASSESSMENTS FOR 1998 AND 1999

         The Corporation's subsidiaries have been engaged in two court cases in Kazakhstan pertaining to disputed tax assessments received for 1998 and 1999.

         The first involved PKOP and was for approximately $8.8 million. PKOP has successfully argued its case at the first level of the court system in Kazakhstan and at the Supreme Court level. There is no possibility of further appeal by the government of Kazakhstan and, accordingly, no provision has been made in the consolidated financial statements for this assessment.

         The second case involved PKKR and was for a total of approximately $10.5 million including taxes, fines, interest and penalties. PKKR was successful at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. PKKR was unsuccessful in obtaining the agreement of the Supervisory Panel of the Supreme Court to hear its appeal on the assessed taxes. The Corporation provided for $2.9 million of the $10.5 million total assessment in the December 31, 2002 consolidated financial statements. PKKR has been disputing the remaining $7.6 million of the $10.5 million, which relates to fines and penalties assessed, because PKKR believes there was an incorrect application of the provisions of Kazakhstan's tax legislation. PKKR has paid this amount to stop the further accumulation of fines and penalties and has recorded this payment as an account receivable pending resolution of this issue. The Working Group agreed with PKKR's position and determined that there was an incorrect application of the provisions of the tax legislation. The account receivable of $7.6 million will be recovered through offsetting current taxes payable in 2004.


ASSESSMENTS FOR 2000 AND 2001

         The Corporation, through its operating subsidiaries in Kazakhstan, received tax assessments for 2000 and 2001 amounting to $56.0 million, which were reduced through negotiations to $45.0 million (including the Corporation's 50.0% share of Turgai Petroleum's assessments). The Corporation does not agree with these assessments and has filed court cases disputing these amounts. The following paragraphs discuss the 2000 and 2001 assessments.

         PKOP has been successful at the first level of the court system and at the Supreme Court with respect to the entire $12.5 million of its assessment. This assessment was for withholding taxes on the acquisition of an interest in CPC and the assessment was made despite the fact that this transaction was not completed. This case may be appealed by the Ministry of Finance.

         Turgai Petroleum has been successful at the first two levels of the court system on almost its entire assessment of $12.0 million, of which $6.0 million is the Corporation's 50.0% share. There is no possibility of further Government appeal.

         The PKKR assessment was split into two cases. The first case was for amounts totalling approximately $13.0 million and at the first level of the court system PKKR was successful on $6.8 million of the $13.0 million and was unsuccessful on the remainder. The major issue on which PKKR was unsuccessful was the assessment of royalties on flared associated gas (approximately $4.5 million). The Corporation believes the claim for royalties on flared associated gas, which has no commercial value, contravenes the provisions of its hydrocarbons contracts. PKKR appealed to the Supreme Court, and was unsuccessful. The Working Group determined that PKKR would pay royalties on produced gas volumes less gas volumes reinjected and gas consumed in operations as fuel gas. A flat 5.0% royalty rate is to be applied and the valuation will be based upon sales value for those volumes sold and lifting costs for the remaining volumes. PKKR has provided $0.4 million for royalties on associated gas for the years 1998-2001 and $0.2 million for 2002 and 2003. PKKR has also provided $1.8 million for the years 2000 and 2001 and made a further provision of $1.7 million for 2002 and 2003 for the remaining issues.

         The second case was for $13.5 million, with $6.9 million related to transfer pricing sent back by the court for re-negotiation. The transfer pricing amount has been reduced through re-negotiation to $700,000. The second case was heard in September 2003, with PKKR being successful on almost all of the issues. The final assessment resulting from the court decision totalled $783,000, including the transfer pricing issue. The Ministry of Finance appealed to the Supreme Court approximately $2.1 million of the assessment relating to the methodology used to revalue tax pools for currency fluctuations ($1.7 million) and the accelerated write-off of certain assets ($0.4 million). PKKR was unsuccessful at the Supreme Court. The Working Group did not resolve this issue as it was a matter of current litigation. The Corporation has provided for these amounts and plans to appeal to the Supervisory Panel of the Supreme Court. There is no impact on following years.


RECENT PKKR ASSESSMENTS

         PKKR received an assessment for royalties on oil production during testing of the East Kumkol discovery on its exploration contract for $0.3 million and was assessed a fine of $1.3 million. The Corporation believes this assessment is without merit because the assessment is contrary to the hydrocarbon contract and relevant legislation. The Working Group determined that royalties on oil production under the Corporation's exploration contract would be payable in accordance with the production contract entered into upon determination that the discovery is commercial. Royalties will be paid 30 days subsequent to signing the production contract. The Working Group determined that the assessment for royalties and the associated fine would be withdrawn. The Corporation has estimated that the royalties payable on accumulated production would amount to $0.4 million and has provided for this amount.

KAZGERMUNAI ASSESSMENTS

         The Corporation, through Kazgermunai, has received tax assessments for 2001 and 2002 amounting to $9.2 million (of which the Corporation's 50.0% share is $4.6 million). The Corporation does not agree with these assessments and will be disputing these amounts through the legal system.

CAPITAL EXPENDITURES COMMITMENT

         Pursuant to the PKKR Share Sale-Purchase Agreement with the Republic of Kazakhstan, a commitment was made to invest, in Kazakhstan, an aggregate of $280.0 million in capital expenditures, investments or other items that may be treated as capital assets of PKKR on or before December 31, 2002. These expenditures were to be used to further exploit and develop existing fields and to explore for new additional reserves to enhance future production and revenues. If the required investment was not made within the agreed time period, PetroKazakhstan may be required under the terms of the Agreement to pay a penalty of 15.0% of the amount not invested. As at December 31, 2003, the Corporation believes it has met this commitment within the required time period. The expenditures and commitments may be subject to audit and certification by the government of Kazakhstan.

         The Corporation has assumed the rights and obligations under the PKOP privatization agreement, whereby the government of Kazakhstan privatized PKOP. Under this agreement, the Corporation was required to invest, or cause PKOP to invest, the Tenge equivalent of $150.0 million in capital expenditures or investments by December 31, 2001.

         As of December 31, 2003, the Corporation believes it has met this commitment. The Corporation is currently engaged in discussions with representatives of the government of Kazakhstan concerning the level of capital expenditures or commitments made as at December 31, 2001. The government of Kazakhstan agrees with the Corporation's assertion regarding $116.0 million of this commitment and is claiming the remaining obligation has not been met. If it is established that the Corporation has not met the remaining obligation, the Corporation may be required, under the terms of the agreement, to pay a penalty of 15.0% or $5.1 million.

LEGAL PROCEEDINGS

         The Corporation is involved in numerous legal proceedings. See "Legal Proceedings".

EXCESS PROFIT TAX

         The Corporation, through its subsidiary PKKR and joint venture Turgai Petroleum, is subject to excess profit tax under the terms of the hydrocarbon exploration and production contracts they have for oil and gas production. The contracts are specific to each field.

         Excess profit tax is in addition to statutory income taxes, which are at a rate of 30.0%, and excess profit tax takes effect after the field has achieved a cumulative internal rate of return higher than 20.0% for the specific field. The excess profit tax ranges from 0% to 30.0% of taxable income for the year for PKKR and from 0% to 50.0% for Turgai Petroleum. The Corporation did not incur excess profits tax in 2003; it may be subject to excess profit tax for the year ending December 31, 2004 and subsequent years in certain of its fields.

ENVIRONMENTAL MATTERS

         Extensive national, regional and local environmental laws and regulations in Kazakhstan affect nearly all of the Corporation's operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for user fees, penalties and other liabilities for the violation of these standards and establish, in some circumstances, obligations to remediate current and former facilities and off-site locations. See "Environmental Matters and Regulations".

         The Corporation believes it is currently in compliance with all existing Republic of Kazakhstan environmental laws and regulations. However, as new environmental laws and legislation are enacted and the old laws are repealed, interpretation, application and enforcement of the laws may become inconsistent. Compliance in the future could require significant expenditures, which may adversely effect the Corporation's operations.

FOREIGN EXCHANGE RISKS

         The Corporation reports in U.S. dollars. Export revenues are denominated in U.S. dollars, and domestic sales of refined products and crude oil are made in the Tenge equivalent to U.S. dollars as of the date of sale. Substantial portions of the Corporation's operating costs are denominated in Tenge. The Corporation manages this exposure by operating in a manner that minimizes the need to convert between these currencies.

         The Corporation, through its Downstream operations, has foreign currency exposure as the tax bases of its assets are denominated in Tenge. For Upstream operations the Corporation has the option to revalue the tax basis of its assets using the official annual rate of inflation through the tax stability provisions of its hydrocarbons contracts. There is no significant forward market for the Tenge, therefore, the Corporation does not hedge this exposure.

CREDIT RISK

         A substantial portion of the Corporation's accounts receivable are with customers in the energy industry and are subject to normal industry risk. The Corporation's sales of crude oil are sold in credit to purchasers with an "A" rating and all other sales are supported by letters of credit issued by major financial institutions. The Corporation's sales of refined products are either made on a prepayment basis or supported by letters of credit issued by major institutions.


                          EXTERNAL AUDITOR SERVICE FEES

AUDIT FEES

         The aggregate audit fees billed by the Corporation's external auditor, TOO Deloitte & Touche, were $407,000 in the fiscal year ended December 31, 2003 and $332,875 in the fiscal year ended December 31, 2002.

TAX FEES

         The aggregate fees billed by TOO Deloitte & Touche for professional services rendered for tax compliance, tax advice, and tax planning were $5,116.80 in the fiscal year ended December 31, 2003 and none in the fiscal year ended December 31, 2002. Such services were comprised of consulting fees.

ALL OTHER FEES

         The aggregate fees billed by TOO Deloitte & Touche for products and services other than the services reported under the captions "Audit Fees", and "Tax Fees" above were $239,951 in the fiscal year ended December 31, 2003 and $42,252 in the fiscal year ended December 31, 2002. Such services were comprised of specialist services relating to the listing of the Corporation on the LSE, and the issuance of comfort letters.


                             ADDITIONAL INFORMATION

         Additional information, including information as to directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, is contained in the Management Proxy Circular of the Corporation provided for the Annual General Meeting of Shareholders of the Corporation held on May 4, 2004. Additional financial information is provided in the Corporation's Financial Statements for the year ended December 31, 2003, which are contained in the Annual Report of the Corporation for the year ended December 31, 2003.

         When the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, upon request the Corporation will provide to any person:

1. One copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

2. One copy of the Corporation's audited financial statements contained in the Annual Report for the year ended December 31, 2003, together with the report of the auditors thereon, and one copy of the Corporation's most recent interim financial statements that have been filed, if any, for any period subsequent to the period covered by such audited financial statements;

3. One copy of the Corporation's Management Proxy Circular provided for the Annual General Meeting of the shareholders of the Corporation held on May 4, 2004; and

4. One copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs 1, 2 or 3 above.

         At any other time, one copy of any of the documents referred to in paragraphs 1, 2 and 3 above shall be provided, upon request to the individuals noted below, with the understanding that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

         Copies of these documents may be obtained by submitting a written or oral request to Mr. Ihor Wasylkiw, Vice-President, Investor Relations of PetroKazakhstan at Suite 1460, Sun Life Plaza, North Tower, 140 - 4th Avenue S.W., Calgary, Alberta, T2P 3N3 (telephone: 403-221-8435) or to Mr. Anthony Peart, Senior Vice-President, General Counsel and Corporate Secretary of PetroKazakhstan Inc. c/o Ascot Petroleum Consulting Ltd, Hogarth House, 31 Sheet Street, Windsor, Berkshire, SL4 1BE United Kingdom (telephone: 44 1753 410020).

             [Letterhead of McDaniel & Associates Consultants Ltd.]






May 7, 2004

PETROKAZAKHSTAN INC.
Hogarth House
29-31 Sheet Street
Windsor
Berkshire SL4 1BY
United Kingdom

Attention:        The Board of Directors of PetroKazakhstan Inc.

Re:      FORM 51-101F2
         REPORT ON RESERVES DATA BY AN INDEPENDENT QUALIFIED RESERVES EVALUATOR OF PETROKAZAKHSTAN INC. (THE "COMPANY")

Dear Sir:

To the Board of Directors of PetroKazakhstan Inc. (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2003. The reserves data consists of the following:

         (a) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs and the related estimated future net revenue; and

         (b) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using constant prices and costs and the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

         We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

PetroKazakhstan Inc.
May 7, 2004
Page 2


4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us, for the year ended December 31, 2003, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company's management:

                                                             NET PRESENT VALUE OF FUTURE NET REVENUE $M
                                                              (BEFORE INCOME TAXES, 10% DISCOUNT RATE)
                                                         --------------------------------------------------
            PREPARATION DATE OF         LOCATION OF
             EVALUATION REPORT            RESERVES        AUDITED     EVALUATED     REVIEWED      TOTAL
         --------------------------- ------------------- ---------- -------------- ----------- ------------
            December 31, 2003             Canada            --        3,064,832        --        3,064,832

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our report for events and circumstances occurring after the preparation date.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.



Executed as to our report referred to above:


MCDANIEL & ASSOCIATES CONSULTANTS LTD.




/s/ B.H. Emslie
-----------------------------
B. H. Emslie, P. Eng.
Senior Vice President

Calgary, Alberta
Date:    May 7, 2004

                       REPORT OF MANAGEMENT AND DIRECTORS
                     ON RESERVES DATA AND OTHER INFORMATION

         Management of PetroKazakhstan Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

                  (a)      (i)      proved and proved plus probable oil and
                                    gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

                           (ii)     the related estimated future net revenue;
                                    and

                  (b)      (i)      proved oil and gas reserves estimated as
                                    at December 31, 2003 using constant prices and costs; and

                           (ii)     the related estimated future net revenue.

         An independent qualified reserves evaluator has evaluated and reviewed the Company's reserves data. The report of the independent qualified reserves evaluator is presented above.

         The Audit Committee of the board of directors of the Company has

                  (a) reviewed the Company's procedures for providing information to the independent qualified reserves auditor;

                  (b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

                  (c) reviewed the reserves data with management and the independent qualified reserves evaluator.

         The Audit Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

         (a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

         (b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

         (c)      the content and filing of this report.

         Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

/s/ Bernard F. Isautier
------------------------------------------------
Bernard F. Isautier
President,    Chief   Executive   Officer   and
Chairman of the Board


/s/ Mike Azancot
------------------------------------------------
Mike Azancot
Senior   Vice   President,    Exploration   and
Production


/s/ James B.C. Doak
------------------------------------------------
James B.C. Doak
Director


/s/ Jan Bonde Nielsen
------------------------------------------------
Jan Bonde Nielsen
Director


May 19, 2004